FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of October, 2003

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

THIRD QUARTER REPORT

For The Quarter Ended

 August 31, 2003

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

Quarterly Report FORM 51-901F

ISSUER DETAILS

For Quarter Ended:

August 31, 2003

Date of Report:

October 29, 2003

Name of Issuer:

SAMEX Mining Corp.

Issuer Address:

#301 - 32920 Ventura Ave.

Abbotsford, BC  V2S 6J3

Issuer Fax Number:

(604) 879-9930

Issuer Phone Number:

(604) 870-9920

Contact Person:

Jeffrey Dahl

Contact Position:

President

Contact Telephone Number:

(604) 870-9920

Website:

www.samex.com

CERTIFICATE

The Three schedules required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors.  A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director's Name: "Jeffrey P. Dahl" Date Signed: October 29, 2003 Director's Name: "Larry D. McLean" Date Signed: October 29, 2003

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

CORPORATE HIGHLIGHTS - THIRD QUARTER 2003

(as at August 31, 2003)

  Completed Brokered Private Placement of 2,000,000 Units @ $0.25/Unit

  Commenced Exploration Program At San Pedro Precious Metal Prospect, El Zorro District, Chile

  Arranged a Private Placement of 859,000 Units @ $0.40/Unit

  Amended terms of an outstanding $200,000 Convertible Note

  Convertible Note Converted To Units - Debt Eliminated (Subsequent to Quarter End)

FOR DETAILS TURN TO:

 SCHEDULE A - FINANCIAL INFORMATION

SCHEDULE B - SUPPLEMENTARY INFORMATION

SCHEDULE C - MANAGEMENT DISCUSSION, ANALYSIS OF FINANCIAL STATEMENTS

MINERAL EXPLORATION PROPERTIES, NEWS RELEASES

SAMEX is exploring the mineral-rich Cordillera of Bolivia and Chile.  This prolific mining belt hosts some of the world's largest ore bodies.  Objective - Discover and develop precious metal deposits.

SAMEX MINERAL EXPLORATION PROPERTIES

EL DESIERTO - Bolivia Epithermal Gold-Silver Prospect
EL ZORRO - Chile Gold Prospects
ESKAPA - Bolivia Epithermal Gold-Silver, Copper Prospects
SANTA ISABEL - Bolivia Zinc-Silver-Lead-Indium-Copper-Gold Targets
WALTER - Bolivia Vein/Intrusion Gold-Silver-Lead-Zinc-Copper-Bismuth
WARA WARA - Bolivia Sediment-Hosted Zinc-Silver-Lead-Copper Targets
YARETANI - Bolivia Shear & Sediment-Hosted Gold Targets

SAMEX trades in Canada on the TSX Venture Exchange - symbol: SXG

SAMEX is quoted in the United States on the NASD OTC Bulletin Board - symbol: SMXMF

See www.samex.com for news releases and additional information.

SCHEDULE A: FINANCIAL INFORMATION

SAMEX MINING CORP.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

(Unaudited)

ASSETS

	August 31, 2003	November 30, 2002
CURRENT
CASH (NOTE 4)	$ 398,478	$ 200,181

MINERAL INTERESTS AND
DEFERRED EXPLORATION COSTS (NOTE 5)	1,552,619	1,219,437

CAPITAL (NOTE 6)	48,518	53,238

	$ 1,999,615,	$ 1,472,856

LIABILITIES

CURRENT
ACCOUNTS PAYABLE - GENERAL	$ 28,954	$ 54,323
ACCOUNTS PAYABLE - RELATED PARTIES (NOTE 9) CURRENT PORTION OF NOTES PAYABLE	- -	20,646 290,786

	28,954	365,755

NOTE PAYABLE (NOTE 7)	201,189	-

	$ 230,143	$ 365,755

COMMITMENTS AND CONTINGENCIES (NOTE 11)

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 8)

AUTHORIZED
100,000,000 COMMON SHARES WITHOUT PAR VALUE
50,000,000 PREFERRED SHARES

ISSUED
54,498,181 COMMON SHARES
(NOV 30, 2002 - 48,823,181 COMMON SHARES)	$ 16,359,264	15,392,464

SHARE SUBSCRIPTIONS	86,000	-

DEFICIT	(14,675,792)	(14,285,363)

	1,769,472	1,107,101

	$ 1,999,615	$ 1,472,856

APPROVED BY THE DIRECTORS

"Jeffery P. Dahl"

"Larry D. McLean"

SAMEX MINING CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

 (Expressed in Canadian Dollars)

(Unaudited)

	For the Three Months Ended August 31,		For the Nine Months Ended August 31,
	2003	2002	2003	2002
OPERATING EXPENSES

AMORTIZATION	$ 1,579	$ 1,036	$ 4,771	$ 2,074
AUDIT	-	-	(9,465)	-
BANK CHARGES AND INTEREST	(661)	(45)	(296)	1,307
FOREIGN EXCHANGE	1,743	12,988	17,746	12,410
INTEREST ON NOTES PAYABLE	5,424	6,002	18,128	12,481
LEGAL	23,831	15,601	36,967	21,782
MINERAL INTERESTS ADMINISTRATION
INVESTIGATION AND EVALUATION	26,836	60,378	48,601	82,271
OFFICE, SUPPLIES AND MISCELLANEOUS	13,141	12,549	38,861	33,429
PRINTING	-	85	7,742	5,197
REGULATORY FEES	5,750	2	19,785	8,880
SALARIES	57,102	53,980	175,778	154,145
SHARE TRANSFER AGENT	2,991	6,643	8,089	10,154
TRAVEL AND PROMOTION	4,080	4,431	23,722	13,853

NET LOSS FOR THE PERIOD	141,816	173,650	390,429	357,983

DEFICIT BEGINNING OF THE PERIOD	14,533,976	13,882,900	14,285,363	13,698,567

DEFICIT END OF THE PERIOD	$ 14,675,792	$ 14,056,550	$ 14,675,792	$ 14,056,550

NET LOSS PER COMMON SHARE	$ 0.00	$ 0.00	$ 0.01	$ 0.01

SAMEX MINING CORP.

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS

FOR THE PERIOD ENDED August 31, 2003

(Expressed In Canadian Dollars)

(Unaudited)

  M   I   N   E   R   A   L      P   R   O   P   E   R   T   I   E   S

	EL DESI- ERTO	EL ZORRO	ESKAPA	SANTA ISABEL	WALTER	WARA WARA	YARETANI	UNALLO- CATED*	TOTAL

ADMINISTRATION & UNALLOCATED	-	39,516	3,036	-	-	-	-	6,049	$ 48,601
ADVANCES	-	-	-	-	-	-	-	(1,981)	(1,981)
AMORTIZATION	-	-	1,984	-	-	-	-	-	1,984
DRILLING & SUB-CONTRACTS	-	1,285	907	-	-	-	-	-	2,192
FIELD SUPPLIES		6,139	-					-	6,139
FOOD, LODGING, TRANSPORTATION	-	25,401	21,604	-	-	-	-	-	47,005
GEOLOGY, MAPPING	-	91,164	45,384	-	-	-	-	-	136,548
MINERAL INTERESTS	-	85,319	-	-	-	-	-	-	85,319
PROPERTY CLAIMS	1,968	25,640	8,074	-	1,228	5,228	5,234	-	47,372
TRAVEL	-	5,763	2,841	-	-	-	-	-	8,604

TOTAL CURRENT COSTS	1,968	280,227	83,830	-	1,228	5,228	5,234	4,068	381,783

ADMINISTRATION COSTS EXPENSED IN THE PERIOD	-	39,516	3,036	-	-	-	-	6,049	48,601

BALANCE AT BEGINNING OF PERIOD	1,000	-	1,154,696	1,000	1,000	1,000	1,000	59,741	1,219,437

BALANCE AT END OF PERIOD	$ 2,968	$ 240,711	$ 1,235,490	$ 1,000	$ 2,228	$ 6,228	$ 6,234	$ 57,760	$ 1,552,619

*Unallocated - Since the quarter end of some of the Company's subsidiaries is two months earlier than the quarter end of the parent Company, transfers from SAMEX Mining Corp. to these subsidiaries during this accounting stub period (subsequent to their quarter end) have been recorded as unallocated exploration Advances.  The amounts are re-allocated to the appropriate property/category in the following quarter based on the respective subsidiary's financial statements.

SAMEX MINING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOW

 (Expressed In Canadian Dollars)

(Unaudited)

	For the Three Months Ended August 31,		For the Nine Months Ended August 31,
	2003	2002	2003	2002
CASH PROVIDED (USED) BY

OPERATING ACTIVITIES

NET LOSS FOR THE PERIOD	(141,816)	(173,650)	$ (390,429)	$ (357,983)

ADD NON-CASH ITEMS

MINERAL INTEREST AND DEFERRED EXPLORATION COSTS WRITTEN OFF	26,836	60,378	48,601	82,271

AMORTIZATION	1,579	1,036	4,771	2,074

	(113,401)	(112,236)	(337,057)	(273,638)

CHANGE IN NON-CASH
WORKING CAPITAL ITEMS

ACCOUNTS PAYABLE	(4,583)	(28,815)	(46,015)	(281,315)

	(117,984)	(141,051)	(383,072)	(554,953)

FINANCING ACTIVITIES

NOTES PAYABLE	(102,301)	6,003	(89,597)	(15,763)
COMMON SHARES - FOR CASH	570,800	102,380	966,800	1,010,280
SHARE SUBSCRIPTIONS	86,000	-	86,000	-

	554,499	108,383	963,203	994,517

INVESTING ACTIVITIES

MINERAL INTERESTS AND
DEFERRED EXPLORATION COSTS	(99,812)	(69,542)	(379,800)	(172,812)
CAPITAL ASSETS	-	(3,706)	(2,034)	(12,976)

	(99,812)	(73,248)	(381,834)	(185,788)

CHANGE IN CASH FOR THE PERIOD	336,703	(105,916)	198,297	253,776

CASH BEGINNING OF THE PERIOD	61,775	470,727	200,181	111,035

CASH END OF THE PERIOD	$ 398,478	$ 364,811	$ 398,478	$ 364,811

SAMEX MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003

1.

BASIS OF PRESENTATION

(a)

Mineral Property Interests and Values

The Company is engaged in the exploration of mineral resource properties and records its investment in mineral properties at cost or at an ascribed amount if the consideration is treasury shares.  The Company includes in mineral property costs, the option payments made on properties that are held under option agreements.  All costs relating to exploration projects are deferred until such time as the projects are put into commercial production, sold or abandoned.

(a)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its Canadian, Bahamian, Bolivian, and Chilean subsidiaries.  The financial statements are expressed in Canadian dollars.  These financial statements include the accounts of the Bolivian subsidiaries as at their fiscal quarter end of June 30 consolidated with the accounts of the Company as at its quarter end of August 31.  Note that, due to this difference in quarter ends, expenditures by the subsidiaries in Bolivia during July and August are not included in the Company's third quarter consolidated financial statements but will be accounted for in the Company's consolidated financial statements in the following quarter.

COMPANY	LOCATION	OWNERSHIP

South American Mining & Exploration Corp.	Canada	100%
SAMEX International Ltd.	Bahamas	100%
SAMEX S.A.	Bolivia	98%
BOLIVEX S.A.	Bolivia	98%
EMIBOL S.A.	Bolivia	98%
Minera Samex Chile S.A.	Chile	99.9%

2.

   GOING CONCERN CONSIDERATIONS

       These financial statements have been prepared on the assumption that the Company is a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different basis of measurement may be appropriate when a Company is not expected to continue operations for the foreseeable future.  The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings from third parties and related parties sufficient to meet current and future obligations.

       For the quarters ended August 31, 2003 and 2002, the Company sustained net losses of $390,429 and $357,983 respectively.

3.

ACCOUNTING POLICIES

The accounting policies followed by the Company are unchanged from those outlined in the Audited Financial Statements for the year ended November 30, 2002.

4.    CASH

The Company maintains its cash balances in Canadian, U.S. and Chilean currencies.  At the quarter end, the Canadian dollar equivalents held were as follows:

	2003	2002

Canadian dollars	$ 384,478	$ 361,812
U.S. dollars - in Canada	196	1,113
U.S. dollars - in Bolivia	1,810	1,886
Chilean Pesos - in Chile	11,994	-

Total	$ 398,478	$ 364,811

5.    MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS

The Company has invested in various properties located in Bolivia and Chile.  The mineral interests have been acquired by entering into purchase or option agreements or by staking. Ownership of some properties is held by a company controlled by a director.  Net smelter royalties (0.25% to 3%), net profits interest (1.2%) or net cash flow royalties (5.5% to 16%) have been granted.  For details on individual properties, see Schedule C - "Mineral Exploration Properties".

The Company re-acquired a 40% interest in the Eskapa property from a third party during 2002 for: $50,000 cash ($25,000 paid in 2002, $25,000 promissory note payable on or before October 3, 2003 [the promissory note is included in accounts payable]), 200,000 common shares at a deemed price of $0.25 per share (issued November 4, 2002), and the grant of a US$2,000,000 cash royalty to be paid out of production.

In order to earn or maintain its interest in certain major mineral properties owned or under option, the Company is obligated for the following payments:

(a) SANTA ISABEL PROPERTY (Goya/El Bonete Concessions)

The Company has earned a full interest (subject to the royalties below) in the property from the property owner, Corporacion Minera de Bolivia (COMIBOL), by spending U.S. $1,140,000 on exploration of the property by March, 1997.  In addition, the Company is obligated to make a payment to COMIBOL of U.S. $500 per hectare retained - which was due April 2000 (up to U.S. $901,500).  Payment of the outstanding amount has not been made or demanded.  SAMEX is awaiting a response from COMIBOL concerning negotiations to extend the term of the agreement and the due date of the payment.

The property is subject to a net positive cash flow royalty, payable to COMIBOL, of 5.5% until capital costs are recouped, increasing to 16.0% thereafter, and to an additional 1.2% net profits interest royalty, payable to third parties.

(b) ESKAPA PROPERTY

In addition to a 0.6 % net smelter royalty, the Eskapa property is also subject to a US$2,000,000 cash royalty (payable to International Chalice Resources Inc.) to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

(c)

EL ZORRO PROPERTY

SAMEX entered into a purchase agreement dated January 29, 2003, to acquire approximately 1,475 hectares of mineral concessions for US$50,000 cash (which has been paid).

Vendor's Back-in Right - Because of the vendor's interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that SAMEX discovers a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing SAMEX three times the expenditures incurred, and up to 51% interest by  expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.

Finder's Fee, Bonus, Net Smelter Royalty - Pursuant to a Consulting Agreement dated September 25, 2002 between SAMEX and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina, the El Zorro concessions are subject to:

A finder's fee of US$10,000 payable within 90 days of commencement of a drilling program on the concessions;

A bonus of US$150,000 payable within one year from the date of Commencement of Commercial Production on the concessions; and

A Net Smelter Return royalty equal to 0.25% of Net Smelter Returns.

6.

CAPITAL ASSETS

		ACCUMULATED	NET BOOK VALUE
	COST	AMORTIZATION	2003	2002

Office equipment	$ 73,068	$ 47,974	$ 25,094	$ 24,564
Exploration equipment	129,194	105,770	23,424	25,149
Vehicles	61,423	61,423	0	0

	$ 263,685	$ 215,167	$ 48,518	$ 49,713

7.   NOTES PAYABLE

A Convertible Promissory Note (Amended and Restated June 30, 2003) in the principal sum of $200,000.00 is outstanding**.  The Note is convertible until June 30, 2004 (the Expiry Date) into units at a price of $0.30/unit if converted by June 30, 2004 as follows:

IF CONVERTED BY	CONVERTIBLE AT	SHARES	WARRANTS
June 30, 2004	$0.30 per unit	666,667	666,667 Warrants exercisable @ $0.35

Each unit consists of one common share and one share purchase warrant which will entitle the holder to purchase one additional common share of the Company at a price of $0.35 for a period of one year from the date the Note is converted.

The amount due under the Convertible Note will bear interest at 9% per annum compounded annually, which will be accrued but not payable until July 31, 2005 (the "Maturity Date") or, if the principal and interest remain unpaid after the Maturity Date, at 10% per annum compounded annually as calculated from the date the Note was originally issued.  If the Convertible Note is converted in whole or in part prior to the Maturity Date, interest thereon will be reduced to 7% per annum compounded annually.

	2003	2002

Notes payable principal	$ 200,000	$ 200,000
Accrued interest*	1,189	84,434
	$ 201,189	$ 284,434

* $107,724.79 interest accrued to July 31, 2003 (the original Maturity Date) was paid to the note holder on July 31, 2003

**Note: The Convertible Note was subsequently converted to units on September 11, 2003 (See Subsequent Events - "Convertible Note Converted To Units - Debt Eliminated")

8.

SHARE CAPITAL

(a)

 Authorized: 100,000,000 common shares without par value and 50,000,000 preferred shares.

(b)

 Escrow: Nil

(c)

 Issued Share Capital

	COMMON SHARES	CONSIDERATION
Balance November 30, 2001	41,000,881	$ 14,055,144

Private Placement @ $0.15 per share	2,120,000	318,000
Warrants Exercised @ $0.10 per share	140,000	14,000
Warrants Exercised @ $0.12 per share	30,000	3,600
Warrants Exercised @ $0.15 per share	667,000	100,050
Warrants Exercised @ $0.20 per share	2,176,400	435,280
Warrants Exercised @ $0.25 per share	750,000	187,500
Issued for conversion of notes payable @ $0.40 per share	250,000	100,000
Issued for settlement of debt @ $0.10 per share	1,408,900	140,890
Issued for re-acquisition of mineral interest @ $0.25 per share	200,000	50,000
Share issue costs - Cash		(12,000)
- Shares @ $0.15 per share	80,000	-

Balance November 30, 2002	48,823,181	$ 15,392,464

Warrants Exercised @ $0.10 per share	20,000	2,000
Warrants Exercised @ $0.12 per share	1,000,000	120,000
Warrants Exercised @ $0.15 per share	1,808,000	271,200
Warrants Exercised @ $0.20 per share	4,000	800
Stock Options Exercised @ $0.20 per share	10,000	2,000

Balance May 31, 2003	51,665,181	$ 15,788,464

Private Placement @ $0.25 per share	2,000,000	500,000
Share issue costs
- Cash		(25,000)
- Shares @ 0.25 per share	80,000	-
Stock Options Exercised @ $0.20 per share	180,000	36,000
Warrants Exercised @ $0.10 per share	500,000	50,000
Warrants Exercised @ $0.12 per share	65,000	7,800
Warrants Exercised @ $0.25 per share	8,000	2,000

Balance August 31, 2003	54,498,181	$ 16,359,264

(d) Share Purchase Warrants are outstanding to acquire 4,513,000 common shares as follows:

Balance Nov. 30, 2002	Issued/Exercised	Balance Aug 31, 2003	Terms
1,808,000	(1,808,000)	-	$0.15/share to January 30, 2003
1,120,000	(520,000)	600,000	$0.10/share to November 1, 2003
1,100,000	(1,065,000)	35,000	$0.12/share to November 15, 2003
2,200,000	(12,000)	2,188,000	$0.25/share to March 5, 2004
250,000	-	250,000	$0.40/share to June 30, 2004 *
	1,440,000	1,440,000	$0.30/share to June 11, 2005

6,478,000	(1,965,000)	4,513,000

* See Schedule B - "Warrant Expiry Date Extended"

(e)

Incentive Share Options are outstanding to acquire a total of 4,125,000 shares as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Patricio Kyllmann	April 19, 2000	450,000	$0.40	April 19, 2005
Jeffrey Dahl	April 19, 2000	300,000	$0.40	April 19, 2005
Robert Kell	April 19, 2000	300,000	$0.40	April 19, 2005
Larry McLean	April 19, 2000	300,000	$0.40	April 19, 2005
Peter Dahl	April 19, 2000	300,000	$0.40	April 19, 2005
Allen Leschert	April 19, 2000	300,000	$0.40	April 19, 2005
Brenda McLean	April 19, 2000	150,000	$0.40	April 19, 2005
David Montano	April 19, 2000	50,000	$0.40	April 19, 2005
Dale Dobson	April 19, 2000	20,000	$0.40	April 19, 2005
Richard Hughes	April 19, 2000	150,000	$0.40	April 19, 2005
Hisao Fujita	April 19, 2000	70,000	$0.40	April 19, 2005
Philip Southam	April 19, 2000	30,000	$0.40	April 19, 2005
Mario Barrigan	April 19, 2000	30,000	$0.40	April 19, 2005
Victor Flores	April 19, 2000	10,000	$0.40	April 19, 2005

Patricio Kyllmann	March 19, 2002	100,000	$0.20	March 19, 2007
Jeffrey Dahl	March 19, 2002 Sept. 12, 2002	150,000 100,000	$0.20 $0.20	March 19, 2007 Sept. 12, 2007
Robert Kell	March 19, 2002	200,000	$0.20	March 19, 2007
Larry McLean	March 19, 2002	200,000	$0.20	March 19, 2007
Peter Dahl	March 19, 2002	200,000	$0.20	March 19, 2007
Allen Leschert	March 19, 2002	200,000	$0.20	March 19, 2007
Brenda McLean	March 19, 2002	100,000	$0.20	March 19, 2007
Bill Murphy	March 19, 2002	100,000	$0.20	March 19, 2007
Linda Dahl	March 19, 2002	40,000	$0.20	March 19, 2007
Stephen Scammell	Sept. 12, 2002	75,000	$0.20	Sept. 12, 2007
Geosupply Servicios	Sept. 12, 2002	100,000	$0.20	Sept. 12, 2007
Francisco Vergara	Nov. 12, 2002 Aug. 13, 2003	50,000 50,000	$0.20 $0.40	Nov. 12, 2007 Aug. 13, 2008
TOTAL OPTIONS		4,125,000

9.   RELATED PARTY TRANSACTIONS

Title to certain mineral interests is held by a related party in Bolivia.   During the third quarter, a Canadian director charged the Company $23,244 for legal services.  Two directors exercised stock options to acquire 50,000 shares and 100,000 shares respectively at a price of $0.20 per share.

10.   SEGMENTED INFORMATION

The Company activities are all in the one industry segment of exploration of mineral resource properties.  The Company's mineral interests consist of properties located in Bolivia and Chile.  Financial information by geographic segments is as follows:

	DOMESTIC	SOUTH AMERICA	TOTAL
Operating expenses
Amortization	$ 4,771	$ -	$ 4,771
Foreign exchange	-	17,746	17,746
Interest on notes payable	18,128		18,128
Mineral interests, administration, investigation and evaluation	-	48,601	48,601
Salaries	175,778	-	175,778
Administration and general	125,405	-	125,405

Net loss for the period	$ 324,082	$ 66,347	$ 390,429

Expenditures for mineral property interests	$ -	$ 381,783	$ 381,783

Capital assets & mineral property interests	$ 14,909	$ 1,586,228	$ 1,601,137

Total assets	$ 399,583	$ 1,600,032	$ 1,999,615

11.

COMMITMENTS AND CONTINGENCIES

Legal Actions - The Company was named as a defendant in two related legal proceedings filed in California in 1998 and 1999, but the Company has never been served concerning these proceedings.   Management believes that the proceedings are without merit and no provision for costs arising therefrom has been made in the accounts.

12.  SUBSEQUENT EVENTS

Private Placement Completed - SAMEX completed a private placement of 859,000 units at a price of $0.40 per unit (originally announced as 844,000 units in News Release No. 8-03 dated August 11, 2003).  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $0.40 per share if exercised at any time during the two year term of the warrant which expires September 15, 2005.  The units (859,000 shares and 429,500 full warrants) were issued September 15, 2003 and are subject to a hold period until January 16, 2004.

SAMEX also issued 10,000 units (same terms as the private placement units) to Canaccord Capital Corporation as a finder's fee in relation to the placement of 125,000 units of the private placement.  The finder's fee units (10,000 shares and 5,000 full warrants) were issued September 15, 2003 and are subject to a hold period until January 16, 2004.

Four directors of SAMEX were placees for 595,000 units of the private placement.  The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.

Convertible Note Converted To Units - Debt Eliminated - Under the terms of an outstanding Convertible Note (the "Note"), SAMEX had the option to cause the note-holder to convert the Note into units if the price of SAMEX shares traded above $0.45 for 15 consecutive trading days.  This having occurred, SAMEX elected to have the $200,000 principal of the Note converted into 666,667 units at a price of $0.30 per unit as provided by the terms (see News Release No. 7-03) of the Note.   Each unit consists of one common share of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company at a price of $0.35 for a one year period expiring September 11, 2004.  The share/warrant units were issued to the note-holder on September 11, 2003.

Pursuant to the terms of the Note, the note-holder was paid $1,610.96 to cover 7% interest which had accrued on the note to September 11, 2003.  The interest payment and issue of the share/warrant units to the note-holder was full and complete satisfaction of the Note and effectively canceled the Note, eliminating SAMEX's debt.

Final Payment Completed - Eskapa Buy-Back Agreement - SAMEX completed the final payment of CDN $25,000 due under the buy-back of a 40% interest in the Eskapa property in Bolivia.  In October 2002, SAMEX restored its original 99% interest in the Eskapa property in Bolivia by purchasing-back the 40% joint venture rights earned by International Chalice Resources Inc. ("Chalice") under the Eskapa Property Option Agreement.  Pursuant to the buy-back agreement, SAMEX issued a $25,000 Promissory Note to Chalice to cover the final payment to be paid on or before October 3, 2003.  This $25,000 payment to Chalice was completed September 14, 2003.

Option On Additional Concessions In El Zorro District - Chile - On September 3, 2003, SAMEX signed a letter of intent which will be the basis for a formal Option Agreement to acquire additional mineral concessions covering gold prospects in the El Zorro district.  Under the Option Agreement (to be completed within 60 days), SAMEX can acquire concessions covering approximately 220 hectares by making option payments totaling US$230,000 as follows:

i)

US$30,000 upon signing of the Option Agreement.

ii)

US$50,000 12 months from the date of signing the Option Agreement.

iii)

US$50,000 24 months from the date of signing the Option Agreement.

iv)

US$100,000 36 months from the date of signing the Option Agreement.

The concessions are subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  The concessions are subject to advance NSR Royalty payments to a maximum of US$500,000 payable as follows:

i)

US$100,000 50 months from the date of signing the Option Agreement.

ii)

US$100.000 62 months from the date of signing the Option Agreement.

iii)

US$100,000 74 months from the date of signing the Option Agreement.

iv)

US$100,000 86 months from the date of signing the Option Agreement.

v)

US$100,000 98 months from the date of signing the Option Agreement.

SAMEX has an option to buyout the Net Smelter Return Royalty at any time for US$1,800,000.

SAMEX has an exploration program underway within the El Zorro district, involving geologic mapping, sampling and assaying.  The El Zorro district is an area with numerous small abandoned mines and prospects on scattered gold occurrences. In addition to SAMEX's original acquisition in the El Zorro district, the Company has staked more than 1,600 hectares of concessions in the surrounding area.

Stock Options Granted - On October 15, 2003, stock options were granted for the purchase of 75,000 shares at a price of $0.63 per share until expiry October 15, 2008.

Private Placement - On October 22, 2003, SAMEX arranged a private placement of 880,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.70 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.80 per share if exercised at any time during the two year term of the warrant.  The units will be subject to a four-month hold period.  SAMEX agreed to pay an 8% finder's fee (payable as 38,000 units) in relation to the placement of 475,000 of the units.   The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.   The private placement is subject to regulatory acceptance.

Private Placement - In addition to the private placement announced by SAMEX on October 22, 2003, the Company also arranged a private placement with a Canadian institutional investor for 1,400,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.70 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.80 per share if exercised at any time during the two year term of the warrant.  The units will be subject to a four-month hold period.  SAMEX agreed to pay an 8% finder's fee (payable by the issuance of 112,000 units) in relation to the placement of the 1,400,000 units.   The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.   The private placement is subject to regulatory acceptance.

SCHEDULE B

SUPPLEMENTARY INFORMATION

FIRST QUARTER - FOR THE PERIOD ENDED FEBRUARY 28, 2003

Warrants Exercised - During the first quarter of 2003, warrants were exercised for the purchase of 2,832,000 shares for proceeds of $394,000 as detailed in the following table of securities issued.

Stock Options Exercised - During the first quarter of 2003, stock options were exercised for the purchase of 10,000 shares at a price of $0.20 per share for proceeds of $2,000 as detailed in the following table of securities issued.

SECURITIES ISSUED DURING THE FIRST QUARTER - December 1, 2002 to February 28, 2003

Outstanding shares at Nov. 30, 2002 - 48,823,181

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder's Fees
Dec 16/02	Shares	Warrant Ex	233,000	$0.15	$34,950	Cash	N/A
Dec 27/02	Shares	Warrant Ex	289,000	$0.15	$43,350	Cash	N/A
Jan 2/03	Shares	Warrant Ex	111,000	$0.15	$16,650	Cash	N/A
Jan 2/03	Shares	Warrant Ex	20,000	$0.10	$2,000	Cash	N/A
Jan 6/03	Shares	Warrant Ex	20,000	$0.15	$3,000	cash	N/A
Jan 14/03	Shares	Warrant Ex	100,000	$0.15	$15,000	Cash	N/A
Jan 17/03	Shares	Stock Option	10,000	$0.20	$2,000	Cash	N/A
Jan 17/03	Shares	Warrant Ex	500,000	$0.15	$75,000	Cash	N/A
Jan 20/03	Shares	Warrant Ex	250,000	$0.15	$37,500	Cash	N/A
Jan 20/03	Shares	Warrant Ex	55,000	$0.15	$8,250	Cash	N/A
Jan 22/03	Shares	Warrant Ex	300,000	$0.12	$36,000	Cash	N/A
Jan 22/03	Shares	Warrant Ex	250,000	$0.15	$37,500	Cash	N/A
Jan 24/03	Shares	Warrant Ex	700,000	$0.12	$84,000	Cash	N/A
Jan 24/03	Shares	Warrant Ex	4,000	$0.20	$800	Cash	N/A

Outstanding shares at February 28, 2003 - 51,665,181

Purchase of Mineral Concessions - SAMEX purchased 1,475 hectares of mineral concessions covering gold prospects in central Chile for US$50,000 cash (which has been paid). (News Releases No. 1-03 dated January 29, 2003 and No. 2-03 dated March 7, 2003)

Directors And Officers Of The Company - Jeffrey P. Dahl - President & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations & Director, Brenda L. McLean - Corporate Secretary.

SECOND QUARTER - FOR THE PERIOD ENDED MAY 31, 2003

NO SECURITIES WERE ISSUED DURING THE SECOND QUARTER

Outstanding shares at May 31, 2003 - 51,665,181

THIRD QUARTER - FOR THE PERIOD ENDED AUGUST 31, 2003

Warrant Expiry Date Extended - During the third quarter, the TSX Venture Exchange consented to the extension of the expiry date of an outstanding warrant by one year.  The warrant entitles the holder to purchase 250,000 shares at a price of $0.40 per share if exercised during the term of the warrant which was extended to June 30, 2004.

Stock Options Granted - On August 13, 2003, stock options were granted for the purchase of 50,000 shares at a price of $0.40 per share until expiry August 13, 2008.

Warrants Exercised - During the third quarter of 2003, warrants were exercised for the purchase of 573,000 shares for proceeds of $59,800 as detailed in the following table of securities issued.

Stock Options Exercised - During the third quarter of 2003, stock options were exercised for the purchase of 180,000 shares for proceeds of $36,000 as detailed in the following table of securities issued.  Option on 150,000 of the shares was exercised by two directors of the Company.

Private Placement Completed - SAMEX completed a brokered private placement in which Canaccord Capital Corporation acted as agent in the placement of two million units at a price of $0.25 per unit.  Each unit consists of one common share of SAMEX and one-half of one non-transferable share purchase warrant.  One full warrant entitles the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.  The 2,000,000 shares and 1,000,000 warrants were issued June 11, 2003 and are subject to a hold period until October 12, 2003.  The proceeds of the financing will be used for working capital, property acquisition and exploration on the Company's precious metal prospects in Chile.

Canaccord was paid an 8% commission comprised of $20,000 cash and 80,000 Agent's Units at a deemed price of $0.25 per unit, (with the same terms as the private placement units) each Agent's Unit consisting of one common share of SAMEX and one-half of one non-transferable share purchase warrant. One full warrant entitles the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.   The Agent's Units, comprised of 80,000 shares and 40,000 warrants, were issued to Canaccord on June 11, 2003 and are subject to a hold period until October 12, 2003.  In addition, Canaccord was issued  400,000 Agent's Warrants (20% of the 2,000,000 private placement units), each Agent's Warrant entitling the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.  Canaccord was also paid an administration fee of $5,000.

Convertible Note Amendments - SAMEX agreed to amend the terms of an outstanding $200,000 Convertible Note (dated July 31, 1998) as follows: the Maturity Date of the Convertible Note will be extended for two years until July 31, 2005 (the "Maturity Date"); the conversion term will be extended for one year to June 30, 2004 (the "Expiry Date"), and the conversion price will be amended to $0.30 per unit (the "Conversion Price").  The outstanding Convertible Note principal may be converted, at the option of the holder, any time until June 30, 2004 into 666,667 units ("Note Units").  Each Note Unit consists of one common share of the Company and one non-transferable share purchase warrant (a "Note Warrant").  Each Note Warrant entitles the holder to purchase one additional common share of the Company at a price of $0.35 for a period of one year from the date the Convertible Note is converted.  Interest of $107,725 accrued to July 31, 2003, the original maturity date, was paid to the note-holder.

During the two year extension, the Convertible Note will continue to bear interest at 9% per annum compounded annually, which will be accrued but not payable until July 31, 2005 (the new "Maturity Date"), or at 10% if the principal and interest remain unpaid after the Maturity Date.  If the Convertible Note is converted in whole or in part prior to June 30th, 2004, interest thereon will be reduced to 7%.   At any time prior to the Expiry Date of June 30, 2004, if the price of SAMEX shares trades above $0.45 for 15 (fifteen) consecutive trading days, SAMEX has the option to causing the Convertible Note to be converted into Note Units on the same terms and conditions as are applicable to the note holder.

(See - Subsequent To The Third Quarter - "Convertible Note Converted To Units - Debt Eliminated")

SECURITIES ISSUED DURING THE THIRD QUARTER - June 1 to August 31, 2003

Outstanding shares at May 31, 2003 - 51,665,181

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder's Fees
Jun 11/03	Common Shares	Private Placement	2,000,000 Shares	$0.25	$500,000	Cash	$20,000 cash 80,000 Units $5,000 cash 400,000 Agent's Warrants
	Warrants		1,000,000 Warrants
Jun 11/03	Common Shares	Issued as Commission	80,000 Shares	Deemed$0.25	NIL	Commission for Private Placement	Units Issued for above commission
	Warrants		40,000 Warrants
Jun 11/03	Agent's Warrants	Issued as Commission	400,000 Warrants	N/A	NIL	Commission for Private Placement	Warrants Issued for commission
Aug 12/03	Common Shares	Exercise of Stock Option	30,000	$0.20	$6,000	Cash	N/A
Aug 12/03	Common Shares	Exercise of Warrant	8,000	$0.25	$2,000	Cash	N/A
Aug 14/03	Common Shares	Exercise of Warrant	400,000	$0.10	$40,000	Cash	N/A
Aug 14/03	Common Shares	Exercise of Warrant	100,000	$0.10	$10,000	Cash	N/A
Aug 14/02	Common Shares	Exercise of Stock Option	50,000	$0.20	$10,000	Cash	N/A
Aug 18/03	Common Shares	Exercise of Warrant	65,000	$0.12	$7,800	Cash	N/A
Aug 26/03	Common Shares	Exercise of Stock Option	100,000	$0.20	$20,000	Cash	N/A

Outstanding shares at August 31, 2003 - 54,498,181

Directors And Officers Of The Company - Jeffrey P. Dahl - President & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations & Director, Brenda L. McLean - Corporate Secretary.

SUBSEQUENT TO THE THIRD QUARTER

Convertible Note Converted To Units - Debt Eliminated - Under the terms of an outstanding Convertible Note (the "Note"), SAMEX had the option to cause the note-holder to convert the Note into units if the price of SAMEX shares traded above $0.45 for 15 consecutive trading days.  This having occurred, SAMEX elected to have the $200,000 principal of the Note converted into 666,667 units at a price of $0.30 per unit as provided by the terms (see News Release No. 7-03) of the Note.   Each unit consists of one common share of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company at a price of $0.35 for a one year period expiring September 11, 2004.  The share/warrant units were issued to the note-holder on September 11, 2003.   Pursuant to the terms of the Note, the note-holder was paid $1,610.96 to cover 7% interest which had accrued on the note to September 11, 2003.  The interest payment and issue of the share/warrant units to the note-holder was full and complete satisfaction of the Note and effectively canceled the Note, eliminating SAMEX's debt.

Private Placement Completed - SAMEX completed a private placement of 859,000 units at a price of $0.40 per unit.  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $0.40 per share if exercised at any time during the two year term of the warrant which expires September 15, 2005.  The units (859,000 shares and 429,500 full warrants) were issued September 15, 2003 and are subject to a hold period until January 16, 2004.  Four directors of SAMEX were placees for 595,000 units of the private placement.

SAMEX also issued 10,000 units (same terms as the private placement units) to Canaccord Capital Corporation as a finder's fee in relation to the placement of 125,000 units of the private placement.  The finder's fee units (10,000 shares and 5,000 full warrants) were issued September 15, 2003 and are subject to a hold period until January 16, 2004.

Warrants Exercised - Subsequent to the third quarter, warrants were exercised as detailed in the following table of securities issued.

SECURITIES ISSUED SUBSEQUENT TO THE THIRD QUARTER

Outstanding shares at August 31, 2003 - 54,498,181

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder's Fees
Sep 11/03	Common Shares	Convert Promissory Note to Units	666,667 Shares	$0.30	$200,000	Eliminated Promissory Note debt of $200,000	N/A
	Warrants		666,667 Warrants
Sep 11/03	Common Shares	Exercise of Warrant	100,000	$0.10	$10,000	Cash	N/A
Sep 15/03	Common Shares	Private Placement	859,000 Shares	$0.40	$343,600	Cash	10,000 Units (see next entry below)
	Warrants		429,500 Warrants
Sep 15/03	Common Shares	Issued as Finder's Fee	10,000 Shares	Deemed$0.40	NIL	Finder's Fee re above Private Placement	for above Private Placement
	Warrants		5,000 Warrants
Sep 24/03	Common Shares	Exercise of Warrant	50,000	$0.10	$5,000	Cash	N/A
Oct 2/03	Common Shares	Exercise of Warrant	20,000	$0.12	$2,400	Cash	N/A
Oct 7/03	Common Shares	Exercise of Warrant	32,000	$0.25	$8,000	Cash	N/A
Oct 10/03	Common Shares	Exercise of Warrant	150,000	$0.10	$15,000	Cash	N/A
Oct 20/03	Common Shares	Exercise of Warrant	200,000	$0.10	$20,000	Cash	N/A
Oct 23/03	Common Shares	Exercise of Warrant	15,000	$0.12	$1,800	Cash	N/A
Oct 24/03	Common Shares	Exercise of Warrant	100,000	$0.10	$10,000	Cash	N/A

Outstanding shares at October 29, 2003 - 56,700,848

SCHEDULE C

MANAGEMENT DISCUSSION

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the countries of Bolivia and Chile.  The Company focuses its exploration activities on the search for precious metal deposits.  SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable "hard assets".   In spite of lackluster precious metal prices of recent years, SAMEX has persistently maintained and declared its strong belief that gold prices are significantly undervalued, having been depressed due to manipulation of the US dollar price of gold.   For centuries, gold and silver were the true measure of value; an honest standard against which fiat currencies and other forms of money were measured.  Over the past half-century, popular financial and investment opinion has rejected precious metals as a "store of wealth" in favour of "paper wealth" like stocks, bonds, securities, debt instruments, futures, derivatives, and paper currencies.   When confidence in paper assets is shaken again, gold and silver will increase in value as a highly sought-after form of wealth and honest money.  Our objective is to be well-positioned to benefit from increases in the value of gold and silver.

The Company holds an interest in six mineral exploration properties in Bolivia; El Desierto, Eskapa, Santa Isabel, Walter, Wara Wara, and Yaretani; and the El Zorro district gold prospects in Chile (see section titled "Mineral Exploration Properties" for individual property details).  We are an exploration stage company and ha ve no mineral producing properties at this time.  All of our properties are exploration projects, and we receive no revenues from production.  All work presently planned by us is directed at defining mineralization and increasing our understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable ore deposit exists in any of our properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.  The information contained herein respecting our mineral properties is based upon information prepared by, or the preparation of which was supervised by, Robert Kell, a Director and the Vice President-Exploration of SAMEX.  Mr. Kell is a "qualified person" pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

SAMEX is a reporting issuer in British Columbia and Alberta and trades in Canada on the TSX Venture Exchange under the symbol SXG.   The Company is also quoted in the United States on the NASD OTC Bulletin Board under the symbol SMXMF.

FIRST QUARTER 2003 - FOR THE PERIOD ENDED FEBRUARY 28, 2003

During the first quarter, the Company completed an extensive technical report on the Eskapa property in Bolivia and was involved in the evaluation and acquisition of gold prospects in central Chile.

Eskapa Property, Bolivia - Technical Report Completed, Drill Program Recommended - The extensive volume of data gleaned from exploration at Eskapa over the past several years has been thoroughly reviewed, evaluated and compiled into a comprehensive technical report.  As a result of this detailed study, a drill program involving 4,500 meters of drilling in up to 12 holes has been recommended to test well defined target zones.  We look forward to securing the funding to advance exploration on this exciting precious metal prospect.

Purchase Of Concessions Covering Gold Prospects in "EL Zorro" District, Chile -  Over the past year, SAMEX has been actively visiting and evaluating gold and silver prospect in Chile.   This has been an ideal time to attempt to acquire additional precious metal prospects at fire sale prices in an overlooked, but historically productive, mineral belt in central Chile.  During the first quarter, SAMEX entered into a purchase agreement to acquire approximately 1,475 hectares (3,640 acres) of mineral concessions covering old goldmines and gold showings in the highly prospective "El Zorro" district for US$50,000 cash.  Dubbed the "El Zorro" district by SAMEX, the concessions are situated within a 16 square kilometer (6 square mile) area with numerous small abandoned goldmines and prospects on scattered gold occurrences.  SAMEX is reviewing and evaluating previous mining and exploration in the area in order to plan an exploration program with the objective of discovering several bulk-tonnage gold deposits hosted in extensive breccia zones situated throughout the district.  We are seeking to make additional acquisitions in this belt while favourable property prices/deals are still attainable due to low gold and silver prices.

SAMEX has paid the US$50,000 cash to the vendor to complete the purchase of the concessions.  Because of the vendor's interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that SAMEX discovers a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing SAMEX three times the expenditures incurred, and up to 51% interest by  expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.  (News Release No. 1-03 dated January 29, 2003 and News Release No. 2-03 dated March 7, 2003)

SAMEX continued exploration work, during and subsequent to the quarter, to identify and acquire additional quality precious metal prospects that meet the Company's specific exploration criteria.

Warrants Exercised - During the first quarter of 2003, warrants were exercised for the purchase of 2,832,000 shares for proceeds of $394,000.

Stock Options Exercised - During the first quarter of 2003, stock options were exercised for the purchase of 10,000 shares at a price of $0.20 per share for proceeds of $2,000.

Investor Relations - The Company hosted an exhibit booth at the Gold Conference held in Vancouver, BC during the first quarter.  Additional meetings were held with shareholders, brokers and fund managers.

SECOND QUARTER 2003 - FOR THE PERIOD ENDED MAY 31, 2003

During the second quarter, the Company was active evaluating its San Pedro precious metal prospect in Chile in preparation for an exploration program on the property.  Additional mineral concessions covering precious metal prospects were acquired in Chile through staking or auction.  The Company was also involved in the preparation and filing of its Annual Report; holding its Annual General Meeting; preparation and filing of its Form 20F Annual Report with the US Securities and Exchange Commission; and filing its Annual Information Form (AIF) and a Form 43-101F1 Technical Report on the Eskapa project with the British Columbia and Alberta Securities Commissions.   SAMEX management also held meetings in Vancouver and Toronto to arrange a private placement that was completed subsequent to the second quarter.

San Pedro Precious Metal Prospect, El Zorro District, Chile - During the second quarter, SAMEX commenced evaluation of its 100% owned San Pedro prospect, which is one of several multi-million ounce precious metal exploration targets within the recently acquired, El Zorro district in Chile.

The geologic setting of San Pedro is a gold-mineralized breccia body where sporadic small mining activity has been carried out since the early 1960's.  Initially, exploitation was via shafts and narrow workings exploiting higher grade zones.  Later production came from an irregular open cut that now measures +400-meters long, up to 70-meters across, and up to 20-meters deep.  Several declines were then driven down into the breccia body from the pit floor.  (See www.samex.com for pictures).

SAMEX completed a first-pass, but thorough, evaluation of a data package provided by the previous owners from their intermittent exploration work carried out at the San Pedro gold prospect between 1979 and 1997.  This previous exploration work included: geologic mapping, rock-chip sampling, metallurgical test work, and a limited amount of reverse-circulation drilling in 1991.  According to the previous owner's exploration reports, the gold content of the breccia body is shown by the considerable number of rock-chip sample results (311 samples) to be variable (<0.010g/mt to 37.000 g/mt).  Mineralized material sampled typically contained 1.0 to 6.0 g/mt gold.  Their review of available production records showed the typical tenor of ore shipments to range between 6 to 8 grams/metric ton gold.  Metallurgical tests on bulk samples by the previous owners in 1983 found that 86% recovery of gold could be attained via simple grinding and cyanidization.

Dimensions of the area of exposed breccia outcrops are approximately 500 meters in length and 30 to 120 meters in width.  Based on the geologic mapping, distribution of mine workings, and drilling results, the exploration target at San Pedro is permissive for the discovery of greater than eight million cumulative metric tons of 2.70 g/mt gold per 100 meters of depth (+/-700,000 contained ounces).  The breccia body is open- ended at depth and may continue to the west beneath shallow cover for an additional 500 meters of strike length.  Outcrops, further west of the projected possible covered trace of the breccia, are cut by gold mineralized vein structures.  If present, the possible westward extent of the mineralized breccia would substantially increase the size of the exploration target and be permissive for the discovery of greater than 20 million metric tons per 100 meters of depth (+/-1,750,000 ounces for each 100 meters of depth).

The proposed initial exploration work by SAMEX will be focused on geological mapping, sampling/assaying and outlining the full extent of the breccia body beneath cover followed by a core drilling program of four to six HQ core holes to 200 meters depth each to initially test down into and across the gold-mineralized breccia.

The San Pedro exploration prospect, at El Zorro, is readily accessible from the paved Pan American highway (12kms) and is well situated for mining infrastructure being surrounded by low lying hills and rolling pampa.

The vendor retains a back-in right to earn an interest in the property in the event that  SAMEX discovers a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing SAMEX three times the expenditures incurred, and up to 51% interest by  expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property. (For additional details see "El Zorro Property" in the "Mineral Exploration Properties" section of this Schedule C)

Eskapa Project - Form 43-101F1 Technical Report Filed - The extensive volume of data gleaned from exploration at Eskapa over the past several years has been thoroughly reviewed, evaluated and compiled into a comprehensive technical report which was filed with the Securities Commission during the second quarter.  As a result of this detailed study, a drill program involving 4,500 meters of drilling in up to 12 holes at a cost of US$1,000,000 has been recommended to test well defined target zones.  We look forward to securing the funding required to carry out the recommended drilling on the Eskapa precious metal prospect.  The technical report was written by Robert Kell, who is a Director and the Vice President Exploration of SAMEX.  Mr. Kell is a "qualified person" pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

Private Placement - During the second quarter, the Company announced a private placement (which was completed subsequent to the quarter) in which Canaccord Capital Corporation acted as agent in the placement of two million units at a price of $0.25 per unit.  Each unit consists of one common share of SAMEX and one-half of one non-transferable share purchase warrant.  One full warrant entitles the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.  The proceeds of the financing will be used for working capital, property acquisition and exploration on the Company's precious metal prospects in Chile.  (For details see "Private Placement Completed" in Note 12 in the Financial Statements).

Form 20F Annual Report For The Fiscal Year Ended November 30, 2002 - SAMEX compiled and filed its Form 20F Annual Report, a detailed disclosure document the Company files annually with the United States Securities and Exchange Commission ("SEC") to register its securities in the US (Form 20-F Registration #0-13391).

Annual General Meeting - The Annual General Meeting of the shareholders of SAMEX was held in Abbotsford, BC on May 22, 2003.  The Company's six directors were again elected for the ensuing year.  Directors And Officers Of The Company Are: - Jeffrey P. Dahl - President & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations & Director, Brenda L. McLean - Corporate Secretary.

Stock Option Plan - The TSX Venture Exchange, under its Stock Option Policy 4.4, requires that all listed companies must adopt a stock option plan.  At the Annual General Meeting, the shareholders passed an ordinary resolution to approve a "rolling" stock option plan under which the Company may reserve up to 10% of its issued and outstanding shares for issuance under the Stock Option Plan (less any shares already issued under existing stock options).  All such options are not transferable and are subject to all necessary regulatory approvals.  (See Note 8 (e) in the Financial Statements - Incentive Share Options)

Investor Relations - The Company hosted an exhibit booth at the Gold Conference held in Vancouver, BC in June.  Additional meetings were held with brokers and fund managers in Toronto and Vancouver.

THIRD QUARTER 2003 - FOR THE PERIOD ENDED AUGUST 31, 2003

During the third quarter, the Company was active exploring the El Zorro district in Chile.  The Company completed a private placement financing of 2,000,000 units at a price of $0.25 per unit during the third quarter and also arranged an additional private placement of 859,000 units at a price of $0.40 per unit (completed subsequent to the third quarter).

San Pedro Precious Metal Prospect, El Zorro District, Chile - SAMEX continued exploration on the San Pedro prospect, which is one of several multi-million ounce precious metal exploration targets being defined within the recently acquired, El Zorro district in Chile.  Exploration conducted during and subsequent to the quarter consisted of geologic mapping, surveying, sampling and assaying.  The exploration program is continuing.

Option On Additional Concessions In El Zorro District - Chile - Subsequent to the third quarter, SAMEX signed a letter of intent which will be the basis for a formal Option Agreement to acquire additional mineral concessions covering gold prospects in the El Zorro district.  Under the Option Agreement (to be completed within 60 days), SAMEX can acquire concessions covering approximately 220 hectares by making option payments totaling US$230,000 as follows:

i)

US$30,000 upon signing of the Option Agreement.

ii)

US$50,000 12 months from the date of signing the Option Agreement.

iii)

US$50,000 24 months from the date of signing the Option Agreement.

iv)

US$100,000 36 months from the date of signing the Option Agreement.

The concessions are subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  The concessions are subject to advance NSR Royalty payments to a maximum of US$500,000 payable as follows:

i)

US$100,000 50 months from the date of signing the Option Agreement.

ii)

US$100.000 62 months from the date of signing the Option Agreement.

iii)

US$100,000 74 months from the date of signing the Option Agreement.

iv)

US$100,000 86 months from the date of signing the Option Agreement.

v)

US$100,000 98 months from the date of signing the Option Agreement.

SAMEX has an option to buyout the Net Smelter Return Royalty at any time for US$1,800,000.

SAMEX has an exploration program underway within the El Zorro district, involving geologic mapping, sampling and assaying.  The El Zorro district is an area with numerous small abandoned mines and prospects on scattered gold occurrences. In addition to SAMEX's original acquisition in the El Zorro district, the Company has staked more than 1,600 hectares of concessions in the surrounding area.

Private Placement Completed - During the third quarter, SAMEX completed a brokered private placement in which Canaccord Capital Corporation acted as agent in the placement of two million units at a price of $0.25 per unit.  Each unit consists of one common share of SAMEX and one-half of one non-transferable share purchase warrant.  One full warrant entitles the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.  The 2,000,000 shares and

1,000,000 warrants were issued June 11, 2003 and are subject to a hold period until October 12, 2003.  The proceeds of the financing will be used for working capital, property acquisition and exploration on the Company's precious metal prospects in Chile.

Canaccord was paid an 8% commission comprised of $20,000 cash and 80,000 Agent's Units at a deemed price of $0.25 per unit, (with the same terms as the private placement units) each Agent's Unit consisting of one common share of SAMEX and one-half of one non-transferable share purchase warrant. One full warrant entitles the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.   The Agent's Units, comprised of 80,000 shares and 40,000 warrants, were issued to Canaccord on June 11, 2003 and are subject to a hold period until October 12, 2003.  In addition, Canaccord was issued  400,000 Agent's Warrants (20% of the 2,000,000 private placement units), each Agent's Warrant entitling the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.  Canaccord was also paid an administration fee of $5,000.

Convertible Note/Warrant Amendments - The terms of an outstanding $200,000 Convertible Note (dated July 31, 1998) were amended as follows: the Maturity Date of the Convertible Note was extended for two years until July 31, 2005 (the "Maturity Date"); the conversion term was extended for one year to June 30, 2004 (the "Expiry Date"), and the conversion price was amended to $0.30 per unit (the "Conversion Price").  The outstanding Convertible Note principal may be converted, at the option of the holder, any time until June 30, 2004 into 666,667 units ("Note Units").  Each Note Unit consists of one common share of the Company and one non-transferable share purchase warrant (a "Note Warrant").  Each Note Warrant entitles the holder to purchase one additional common share of the Company at a price of $0.35 for a period of one year from the date the Convertible Note is converted.  The interest accruing to July 31, 2003, the original maturity date, ($107,725) was paid to the note-holder on July 31, 2003.

During the two year extension, the Convertible Note will continue to bear interest at 9% per annum compounded annually, which will be accrued but not payable until July 31, 2005 (the new "Maturity Date"), or at 10% if the principal and interest remain unpaid after the Maturity Date.  If the Convertible Note is converted in whole or in part prior to June 30th, 2004, interest thereon will be reduced to 7%.   At any time prior to the Expiry Date of June 30, 2004, if the price of SAMEX shares trades above $0.45 for 15 (fifteen) consecutive trading days, SAMEX has the option to causing the Convertible Note to be converted into Note Units on the same terms and conditions as are applicable to the note holder.

Subsequently, SAMEX shares did trade above $0.45 for more than 15 consecutive trading days and, on September 11, 2003, the Convertible note was converted into Units as described below:

Convertible Note Converted To Units - Debt Eliminated - Under the terms of an outstanding $200,000 Convertible Note (the "Note"), SAMEX had the option to cause the note-holder to convert the Note into units if the price of SAMEX shares traded above $0.45 for 15 consecutive trading days.  This having occurred, SAMEX elected to have the $200,000 principal of the Note converted into 666,667 units at a price of $0.30 per unit as provided by the terms (see News Release No. 7-03) of the Note.   Each unit consists of one common share of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company at a price of $0.35 for a one year period expiring September 11, 2004.  The share/warrant units were issued to the note-holder on September 11, 2003.  Pursuant to the terms of the Note, the note-holder was paid $1,610.96 to cover 7% interest which had accrued on the note to September 11, 2003.  The interest payment and issue of the share/warrant units to the note-holder was full and complete satisfaction of the Note and effectively canceled the Note, eliminating SAMEX's debt.

Private Placement Completed - Subsequent to the quarter, SAMEX completed a private placement of 859,000 units at a price of $0.40 per unit.  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $0.40 per share if exercised at any time during the two year term of the warrant which expires September 15, 2005.  The units (859,000 shares and 429,500 full warrants) were issued September 15, 2003 and are subject to a hold period until January 16, 2004.  Four directors of SAMEX were placees for 595,000 units of the private placement.  The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.

SAMEX also issued 10,000 units (same terms as the private placement units) to Canaccord Capital Corp. as a finder's fee in relation to the placement of 125,000 units.  The finder's fee units (10,000 shares and 5,000 full warrants) were issued September 15, 2003 and are subject to a hold period until January 16, 2004.

Stock Options Granted - On August 13, 2003, stock options were granted for the purchase of 50,000 shares at a price of $0.40 per share until expiry August 13, 2008.

Investor Relations - The Company hosted an exhibit booth at the Gold Conference held in Vancouver, BC in June.   Meetings were held with brokers and fund managers in Vancouver.

SEE THE NEWS RELEASE SECTION OF THIS SCHEDULE C FOR ADDITIONAL DETAILS

ANALYSIS OF FINANCIAL STATEMENTS

The following discussion should be read in conjunction with the accompanying consolidated financial statements and related notes.  During the third quarter ended August 31, 2003, the Company was principally involved in conducting exploration on its San Pedro precious metal prospect in the El Zorro district in Chile.  Mineral interests and exploration costs for the first quarter totaled $171,844; $109,476 for the second quarter; and $100,463 for the third quarter, resulting in total expenditures of $381,783 for the period ending August 31, 2003.  This compares to a total of $251,987 for the period ending August 31, 2002.

The Company's assets categorized in the financial statements as "Mineral Interests and Deferred Exploration Costs" increased to $1,552,619 at August 31, 2003 from $1,123,947 at August 31, 2002.   At the 2002 year-end, Mineral Interests and Deferred Exploration Costs for the El Desierto, Santa Isabel, Walter, Wara Wara and Yaretani properties were written down to a nominal value of $1,000 each since no current exploration is being conducted on these properties.  The limited costs incurred on these properties in fiscal 2003 consist mainly of annual patents fees paid to maintain these properties until exploration activity is resumed on the respective properties.

Liquidity and Solvency

The Company realized a net loss of $141,816 for the period ended August 31, 2003 or $0.00 per share compared to a net loss at August 31, 2002 of $173,650 or $0.00 per share.  The Company does not have any mineral properties in production and, therefore, did not generate any material revenue from operations during the quarter ended August 31, 2003.  Losses over past years are a reflection of the Company's ongoing expenditures on its mineral properties which are all currently in the exploration stage.  Due to the net loss, the continuation of the Company is dependent upon its ability to attain profitable operations and generate cash flow therefrom and/or to raise equity capital through the sale of its securities and exercise of warrants, or secure additional exploration funding through option or joint venture agreements on its mineral properties; or through the sale of capital assets, mineral properties, or royalty interests.  In order to obtain financing sufficient to continue operations, the Company will continue to seek funding through private placements, the exercise of warrants and/or exploration funding for individual properties.  Subsequent to the third quarter, the Company completed a private placement of 859,000 units at a price of $0.40 per unit for proceeds of $343,600 (for details see "Private Placement Completed" in Note 12 in the Financial Statements).  Also subsequent to the quarter end, the Company arranged two additional private placements; 880,000 units at $0.70 per unit and 1, 400,000 units at $0.70 per unit (these two private placements are subject to regulatory approval).   The amount of cash on hand at August 31, 2003 was $398,478.

The Company had five employees during the third quarter 2003 and also employed two geologists part-time in Chile.  This compares to five employees during the third quarter of 2002.  Salaries, for employees who are directors or officers of the Company, totaled $84,867 for the third quarter ended August 31, 2003.  During the third quarter, legal fees of $23,244 were paid to a legal firm controlled by a director of the Company.

Since the Company has no material source of operating revenue, it has relied in part on its ability to raise capital from the sale of its securities in order to fund the ongoing exploration of its mineral properties.  During the first quarter ended February 28, 2003, SAMEX raised funds through warrants that were exercised for the purchase of 2,832,000 shares for proceeds of $394,000.  During the third quarter ended August 31, 2003, the Company completed a private placement of two million units at a price of $0.25 per unit (for details see Schedule B - Third Quarter - "Private Placement Completed").  Subsequent to the third quarter, the Company also completed a private placement of 859,000 units at a price of $0.40 per unit (for details see Schedule B - Subsequent To The Third Quarter - "Private Placement Completed").

Use of proceeds - During the fiscal year ended November 30, 2002, SAMEX raised $318,000 through a private placement of 2,120,000 units at a price of $0.15 per unit.  SAMEX disclosed that the intended use of proceeds was: $50,000 for expenditures/exploration on mineral properties, $90,000 for outstanding obligations, and $178,000 for general working capital.  The disclosed use of proceeds was more-than fulfilled as actual expenditures/exploration on mineral properties totaled $432,388 during fiscal 2002; and $171,844 during the first quarter of 2003; $109,476 during the second quarter of 2003; and $100,463 for the third quarter of 2003.   During the third quarter of fiscal 2003, the Company raised gross proceeds of $500,000 through a private placement of two million units at a price of $0.25 per unit.  SAMEX disclosed that the intended use of proceeds will be: $250,000 for general working capital, $150,000 for expenditures/exploration on Chilean mineral properties, and $100,000 for mineral property acquisition.

The following provides an analysis or explanation for certain categories in the Financial Statements:

Consolidated Balance Sheet

"Accounts Payable - General" - includes general trade payables of $3,954 and a $25,000 promissory note (payable by October 3, 2003) related to the buy-back of a 40% interest in the Eskapa property (the $25,000 was subsequently paid on September 12, 2003)

"Accounts Payable - To Related Parties" - there were no accounts payable to Related Parties during the quarter.

"Note Payable" - During the third quarter, the maturity term of the outstanding $200,000 Convertible Note was extended for two years until a Maturity Date of July 31, 2005 (for details see Management Discussion "Convertible Note/Warrant Amendments").  In the Company's Second Quarter Financial Statements for the period ending May 31, 2003, the principal and interest due under this note, had been recorded as a current liability in "Current Portion Of Notes Payable".   Due to the extension of the Maturity Date, this liability of $201,189 is now recorded as a long-term debt in the category, "Note Payable", in these Third Quarter Financial Statements.   (This long-term debt was eliminated subsequent to the third quarter when the Convertible Note was converted to Units. - See Management Discussion - "Convertible Note Converted to Units - Debt Eliminated")

Consolidated Statements of Operations and Deficit

"Mineral Interests Administration, Investigation and Evaluation" - includes operating costs related to the Company's exploration in Bolivia and Chile and expenses that are not allocated to one of the Company's specific mineral properties (for example generative exploration or investigating and evaluating mineral properties not owned by the Company).

"Office, Supplies and Miscellaneous" - includes rent and utilities for the Canadian corporate office, telephone, postage, couriers, office supplies, parking, mileage.

FOLLOWING IS A SUMMARY OF THE COMPANY'S MINERAL EXPLORATION PROPERTIES, FOLLOWED BY NEWS RELEASES PROVIDING A REVIEW OF THE COMPANY'S ACTIVITIES:

MINERAL EXPLORATION PROPERTIES

(listed alphabetically)

EL DESIERTO PROPERTY

The El Desierto property is located in southwestern Bolivia at elevations ranging from about 3,800 to 4,800 meters, near the villages of El Desierto and Abra de Napa, processing centers for sulfur mines in the area. The property is located approximately 25 km north of the Quebrada Blanca and Collahuasi copper porphyry mines in Chile and is readily accessible by road from both Bolivia and Chile.  The property covers a trend of eroded stratovolcanoes and range-front fault structures along the Bolivian/Chilean border.  The property is within a geologic belt extending through Peru, Chile, and Argentina that is renowned for acid-sulfate gold-silver-copper deposits and some of the world's largest porphyry copper mines.  Exploration at El Desierto is focused on delineating targets for epithermal gold ore bodies and for porphyry copper deposits.

The El Desierto mineral concessions are owned by Empresa Minera El Roble S.A. ("El Roble"), a company controlled by a Bolivian national, Patricio Kyllmann, who is a Director of SAMEX.  SAMEX's Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Emibol S.A. paid all costs for the staking of these concessions and under the agreements, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold the concessions and is entitled to a 1% interest in such operations. The property is also subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.

During 1997, SAMEX conducted reconnaissance IP surveys, sampling and mapping on the property.  No exploration was conducted during 1998, but additional mineral concessions were staked to expand the property.  In 1999, SAMEX granted International Chalice Resources Inc. ("Chalice") an option to earn up to a 35% joint venture interest in the El Desierto property by expending a total of US $500,000 on the property (El Desierto Property Option Agreement dated September 30, 1999).

SAMEX/Chalice exploration during 2000 involved road construction, geologic mapping, trenching, sampling, geochemical analysis and geophysical surveys on a portion of the property.  After two phases of exploration, SAMEX/Chalice decided the results on this portion of the property were not sufficient to warrant drilling at the time. Since no immediate exploration was planned, Chalice agreed to fund annual property holding costs and SAMEX granted Chalice a three year extension on their option to earn an interest in the property as follows:

U.S. $300,000 by May 9, 2004 ($216,147 received) to earn a 25% joint venture interest

U.S. $400,000 by November 9, 2004 to earn a 30% joint venture interest

U.S. $500,000 by May 9, 2005 to earn a 35% joint venture interest

Effective February 26, 2002, Chalice dropped their option, relinquishing all rights under the El Desierto Property Option Agreement.  No exploration has been conducted on the El Desierto property since the SAMEX/Chalice program in 2000.   SAMEX continues to maintain a reduced portion of the El Desierto claims (3,894 hectares) for further evaluation subject to the availability of financing or other joint venture agreements.  Patent fees of approximately US $1.00 per hectare must be paid annually to maintain the mining concessions.    The El Desierto Property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature.   For additional details, see the following News Releases and/or comments:

First Quarter 2003 - for the period ending February 28, 2003 - No activity on the El Desierto Property

Second Quarter 2003 - for the period ending May 31, 2003 - No activity on the El Desierto Property

Third Quarter 2003 - for the period ending August 31, 2003 - No activity on the El Desierto Property

EL ZORRO PROPERTY

SAMEX, through its Chilean subsidiary, Minera Samex Chile S.A., holds a 100% interest in 1,475 hectares of mineral concessions collectively named the "El Zorro" concessions situated 250 kilometers northeast of La Serena, Chile.  The exploration objective at El Zorro is discovery of several bulk-tonnage gold deposits hosted in breccia zones and intrusive/sediment contact zones (the San Pedro precious metal prospect mentioned in the Management Discussion is one of the exploration targets within the El Zorro district).

SAMEX entered into a purchase agreement dated January 29, 2003, with the vendor, Compania Contractual Minera Ojos del Salado, to acquire approximately 1,475 hectares (3,640 acres) of mineral concessions covering old goldmines and gold showings in the highly prospective "El Zorro" district for US$50,000 cash (which has been paid).  Vendor's Back-in Right - Because of the vendor's interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that SAMEX discovers a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing SAMEX three times the expenditures incurred, and up to 51% interest by  expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.  (News Release No. 1-03 dated January 29, 2003 and News Release No. 2-03 dated March 7, 2003)

Dubbed the "El Zorro" district by SAMEX, the concessions are situated within a 16 square kilometer (6 square mile) area with numerous small abandoned goldmines and prospects on scattered gold occurrences.  SAMEX is reviewing and evaluating previous mining and exploration in the area in order to plan an exploration program with the objective of discovering several bulk-tonnage gold deposits hosted in extensive breccia zones and intrusive/sediment contact zones situated throughout the district.  We are seeking to make additional acquisitions in this belt while favourable property prices/deals are still attainable due to low gold and silver prices.

Royalties - Pursuant to a Consulting Agreement dated September 25, 2002 between SAMEX and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina, the El Zorro concessions are subject to the following finder's fee, bonus and royalty:

A finder's fee of US$10,000 payable within 90 days of commencement of a drilling program on the concessions;

A bonus of US$150,000 payable within one year from the date of Commencement of Commercial Production on the concessions; and

A Net Smelter Return royalty equal to 0.25% of Net Smelter Returns.

The El Zorro Property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature.   For additional details, see the following News Releases and/or comments:

First Quarter 2003 - for the period ending February 28, 2003 -

- See News Release No. 1-03 dated January 29, 2003 - PURCHASE OF CONCESSIONS COVERING GOLD PROSPECTS - CHILE

- See News Release No. 2-03 dated March 7, 2003 - SAMEX COMPLETES PURCHASE OF GOLD PROSPECT CONCESSIONS - CHILE

Second Quarter 2003 - for the period ending May 31, 2003 -

- See News Release No. 3-03 dated May 28, 2003 - SAN PEDRO PRECIOUS METAL PROSPECT, EL ZORRO DISTRICT, CHILE

Third Quarter 2003 - for the period ending August 31, 2003 -

Exploration program in progress

ESKAPA PROPERTY

SAMEX, through its Bolivian subsidiary, EMIBOL S.A., holds a 99% interest in any mining operations which may be established on the 3,000 hectare Eskapa property located in the Enrique Baldevieso Province, Department of Potosi, Bolivia and situated 150 km by road southwest of Uyuni, and 20 km southeast of the rail station of Chiguana.  The Eskapa concession (elevation between 4200 to 4400 meters) is centered over the eroded-out core zone of the extinct Cerro Eskapa stratovolcano which is situated in the southwestern part of Bolivia, approximately 48 airline kilometers east of the frontier with Chile and 55-airline kilometers southeast of Ollague, Chile.  The property is readily accessible from Uyuni, Bolivia or Calama, Chile.  SAMEX explored the property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999.  Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes.  SAMEX has expended over a million dollars on exploring the Eskapa property with cumulative Deferred Exploration Costs since 1995 totaling $1,235,490.

The region, where the Cerro Eskapa prospect is situated, is part of the Cordillera Occidental which consists of numerous extinct or dormant late-Tertiary to early quaternary, andesite-dacite stratovolcanoes positioned on a high plateau (3500 meters mean elevation) of mid- to late-Tertiary volcanic and sedimentary rocks.  The Cerro Eskapa stratovolcano is uniquely considerably eroded such that strong alteration and silver-lead-antimony sulfosalt-mineralized zones are exposed over a large 2 km. by 3 km. area of the core zone.  The stratovolcano core zone had, up until 1995, surprisingly not been explored during modern times.  Colorful chrysocolla mineralization on the lower north flank of the stratovolcano was worked in pre-historic times by indigenous people.   In the stratovolcano core zone, Spanish Colonial-era prospectors explored silver-mineralized vuggy silica-barite outcrops with minor production from shallow irregular workings.  An unknown Chilean mining concern sank a 45 meter-deep shaft near one of the Spanish workings in the late-1870's (?) just before the outbreak of the War of the Pacific; there is no indication of any production.  The geologic setting, extensive hydrothermal alteration, presence of silver-lead-antimony sulfosalt mineralization, accessible location, and lack of any previous exploration drilling made the area attractive to SAMEX for acquisition.

The strong argillic, advanced-argillic, and vuggy silica alteration are focused on porphyritic dacite and hydrothermal breccia which occupy the stratovolcano core zone.  The nature of the alteration and widespread abundant pyrite are characteristic of the high-sulfidation-type of precious-metal mineralizing system, which occur in the Cordillera Occidental of South America (i..e Yancocha, Pierina, Choquelimpie, El Indio-Tambo, Pascua, and Valerdero).  At Cerro Eskapa, silver-lead-antimony sulfosalt-mineralization occurs, at the surface of the eroded-out stratovolcano core zone, in linear/steeply dipping zones of vuggy silica-barite strongly controlled along west-northwest-trending faults.  The zones range from 1 to 3 meters in width and several can be traced for up to several thousands of meters.  Based on SAMEX sampling, grades of this mineralization in dump and rock-chip samples are variable, but typically contain high amounts of silver (>69.3 ppm to 2260 ppm (g/mt), lead (>144 ppm to 23100 ppm) and antimony (165 ppm to 25800 ppm) with anomalous mercury 1140 ppb (to 90000 ppb), but with very low gold values (<5 ppb).  Surrounding clay-pyrite-altered porphyritic dacite contains anomalous amounts of mercury, arsenic, and antimony, and low values in gold and silver.  The mineralized zones appear to represent the leakage up from more substantial mineralization at depth.

SAMEX exploration of the stratovolcano core zone (1995-1999) included: considerable road building for access, geologic mapping, considerable rock-chip sampling and running IP surveys over long lines.  The data from these efforts showed that silver-lead-antimony sulfosalt/sulfide mineralization is tightly restricted to the zones of vuggy silica-barite and no indication could be found of a shallow bulk-tonnage type of deposit.  The IP surveys generally detected the high-resistivity expression of the zones and demonstrated a depth extent in excess of the 250-meter search depth limit.  The first attempt in 1999 to core drill the zones (March-June, 1999) produced mixed results.  Some holes were unfortunately not properly located and aimed, and missed making the intended down-dip intersection.  However, two drill holes (DDH-EK-99-02 and -04) did make interesting intersections confirming that the vuggy silica-barite rock does continue to depth, but silver grades were disappointing.  DDH-EK-99-02 intersected a thick vuggy silica-barite zone of 13.0 meters true width containing 41.8 ppm (g/mt) silver with low detectible gold (7 ppb) and anomalous copper, lead, antimony with anomalous mercury.  However, the intersection was considerably affected by a late oxidation alteration of sulfosalt/sulfide minerals producing abundant limonitic minerals.  This suggested that the metal values were much reduced in the intercept due to possible leaching of silver and base and pathfinder metals.  Hence, the intersection was not representative of mineralization elsewhere along strike or at depth along the zone.  The other intersection (DDH-EK-99-04) was located at high elevations at the east end of the same zone and was complicated by faulting.  The recovered fault-bounded sliver of the vuggy silica rock contained 109.2 ppm (g/mt) silver over a 0.30 meter true width.  No funding was available to pursue follow-up drilling and consequently, no exploration work was carried out from June, 1999 to December, 2000.

In November 2000, SAMEX granted International Chalice Resources ("Chalice") an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 by November 15, 2003.  Later, SAMEX and Chalice agreed to amend certain terms of the agreement by reducing total option payments required, to US $461,137.98, by an earlier date, February 28, 2002.  Chalice completed option payments totaling US $461,137.98 by February 28, 2002 and thereby earned the right to receive, upon formation of a joint venture, a 40% joint venture interest with respect to mineral operations on the property.  However, in October 2002, SAMEX negotiated an agreement to restore its original 99% interest in the Eskapa property by purchasing-back the rights earned by Chalice under the Eskapa Property Option/Joint Venture Agreement.   SAMEX arranged to purchase-back this right to a 40% interest from Chalice by:

a)

paying Chalice CDN $50,000 cash ($25,000 paid on signing and $25,000 by October 3, 2003 [subsequently paid September 12, 2003]);

b)

issuing 200,000 shares of SAMEX Mining Corp. to Chalice (issued November 4, 2002);

c)

granting Chalice a US $2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Pursuant to the buy-back agreement, the Eskapa Property Option/Joint venture Agreement with Chalice terminated and SAMEX now holds a 99% interest in any mining operations which may be established on the property.

The option payments from Chalice provided SAMEX with the funding to resume exploration on the Eskapa property in 2001 to identify and drill new targets for precious-metal mineralization.  Compilation of previous SAMEX exploration data outlined ten (I-X) prospective mineralized zones within the stratovolcano core zone, but exploration attention was instead focused in the Breccia Area to the southwest where considerable breccia was found and then evaluated using geologic mapping, rock-chip sampling, and running IP surveys.   These zones could be interpreted as the fault-offset continuation of those found in the stratovolcano core zone.  However, although the breccia zones contain anomalous mercury and, locally, antimony, arsenic, and zinc, no values for gold or silver are present.  The only attempt at drilling in the Breccia Area encountered faulting and no indication of precious-metal mineralization was intersected.  Exploration for a concealed significant copper deposit related to the oxide-copper-mineralized pebble breccia bodies of the Copper Zone also did not yield positive results from drill testing one of the IP chargeability targets.  A cored intersection through one of the pebble breccia bodies (DDH-EK-01-1C) yielded a 1.0 meter true width of 5% copper and 10 ppm (g/mt) silver.  The decision was made to locate a deep drill test of one of the vuggy silica-barite zones (Zone III) in the stratovolcano core zone.  The test (DDH-EK-01-11) was sited toward the far southeast end of Zone III, using DDH-EK-99-02 as control, and made a complete drill intersection through the vuggy silica target at a depth between 392.70 to 457.10 meters depth.  The intersection revealed toward the footwall of the zone, the vuggy silica-barite rock is cut by massive veins/veinlets of gold-bearing, high-grade copper-silver-antimony-bismuth sulfosalt/sulfide mineralization.   The analytical results, solely on the recovered part of one of the veins (0.20 meters apparent width), give a glimpse of the tenor of the mineralization which might be more extensive elsewhere along this and similar mineralized zones.  This vein sample contains 1890 ppm (g/mt) silver, 6.1% copper, 4.18% antimony, and 2.93% bismuth with 1.180 ppm (g/mt) gold and occurs in an interval (0.75 meters true width) of vuggy silica-barite (445.45 to 446.95 meters) which contains 0.583 ppm (g/mt) gold, 331 ppm (g/mt) silver, 1.04% copper, 0.71% antimony, and 0.43% bismuth.  Toward the top of the interval is a silica-barite veinlet interval with 1.280 ppm (g/mt) gold and 89.0 ppm (g/mt) silver and low copper, antimony, and bismuth.  This veinlet is relatively gold-rich and is considered different perhaps reflecting late-stage, secondary gold veins or gold deposition.  The style and tenor of the gold-bearing copper-silver-antimony-bismuth sulfosalt-sulfide mineralization appears to be similar in character to the gold-bearing copper-silver veins described for El Indio (Jannas and others, 1999).  Although the deep intersection revealed that the mineralizing system below the stratovolcano core zone becomes auriferous and could contain high-grade copper-silver-antimony-bismuth mineralization, no funding was available to continue follow-up drilling elsewhere along the numerous prospective zones.

When the results of DDH-EK-01-11 are combined with those from DDH-EK-99-02, the cross section demonstrates that the vuggy silica rock and contained precious-metal mineralization of Zone III are surrounded by outlying coherent/well-developed haloes of argillic and advanced-alteration and anomalous base- and pathfinder-metal zoning.  The spatial relationship of the alteration and base and pathfinder metal zoning in cross section importantly provides a "guide" to the position of the centrally positioned vuggy silica rock and deeper seated gold-silver-copper-antimony-bismuth mineralization. From the cross section, the outlying haloes of pathfinder and base metals surround the target zone and show that, at high levels in the system, anomalous values in outcrop samples, especially for silver, base and pathfinder metals (i.e. mercury, antimony, and arsenic) are the shallow expression of deep-seated, gold-bearing, high-

grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization.  Extrapolated to the other nine mineralized zones in the stratovolcano core zone, whose surface expressions are also marked by anomalous pathfinder metals, suggests that the deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization may likely be widely distributed at depth within various zones.  The ten zones can be traced confidently across the floor of the eroded stratovolcano core zone for over 11 kilometers of cumulative strike-length distance. Another +3 kilometers of cumulative strike length can be inferred in areas of cover and where zones are open ended.  The remaining potential for discovery of substantial amounts of vein, veinleted, and breccia-hosted gold-bearing, high-grade, copper-silver-antimony-bismuth mineralization is considered very good and should be pursued in the future with a rigorous drill testing.  The exploration objective is to discover a cumulative resource containing +25M metric tons in the range of +2 to +8 g/mt gold, +1500 g/mt silver, 5% to 8% copper, 2% to +4%  antimony, and 2% to 4% bismuth.  This target is postulated to occur along parts of the mineralized zones and would be accessible for selective underground mining methods via level tunnels driven underneath the stratovolcano core zone.  A drill program involving 4,500 meters of core drilling in up to 12 holes is proposed to test at depths of up to 400 meters along Zones I-II, III, IV, V, IX, and X at a cost of approximately US $1,000,000.  We look forward to securing the funding to advance exploration on this exciting precious metal prospect.

The Eskapa property covers approximately 3,000 hectares and consists of the "Eskapa" concession (concession #4717), a principal 2885-hectare exploitation concession which covers most of the west half of the Cerro Eskapa stratovolcano.  This large concession encompasses two smaller concessions, "Estrella" / "Mi Morena" (concession #4763) which together cover 115 hectares.  The dimensions of the concessions are six kilometers (east-west) by five kilometers (north-south).

The concessions are owned by Empresa Minera El Roble S.A. ("El Roble"), a company controlled by a Bolivian national, Patricio Kyllmann, who is a Director of SAMEX.  SAMEX's Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Emibol S.A. paid all costs for the staking of these concessions and under the agreement, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold title to the concessions and is entitled to a 1% interest in such operations.

The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A., and to a US $2,000,000 cash royalty payable to International Chalice Resources Inc., to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Patent fees of approximately (depends upon US$/Boliviano exchange rate) US $2.00 per hectare must be paid annually to the Bolivian government in order to maintain the mining concessions.  This patent payment of approximately US$6,000.00 annually is the only obligation that must be met to maintain ownership of the property for the foreseeable future.

The Eskapa Property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature.  For additional details, see the following News Releases and/or comments:

Fourth Quarter 2002 - for the period ending November 30, 2002

- See News Release No. 11-02 dated October 4, 2002 - SAMEX BUYS-BACK 40% JOINT VENTURE INTEREST IN ESKAPA PROPERTY, BOLIVIA

First Quarter 2003 - for the period ending February 28, 2003 -

Completed Comprehensive Technical Report and Drilling Recommendations for the Eskapa Property

Second Quarter 2003 - for the period ending May 31, 2003 -

Eskapa Project - Form 43-101F1 Technical Report filed with the British Columbia, Alberta and United States Securities Commissions

Third Quarter 2003 - for the period ending August 31, 2003 - No activity on the Eskapa Property

Subsequent to the Third Quarter - See News Release No. 11-03 dated September 25, 2003 - FINAL PAYMENT COMPLETED - ESKAPA BUY-BACK AGREEMENT

SANTA ISABEL PROPERTY

The Santa Isabel property (1,803 hectares) is located in the Sud Lipez province in the south-central Altiplano of Bolivia.  The prospect is approximately 105 kilometers by road west from Tupiza and 150 kilometers east-southeast of the rail station of Chiguana.   Surface elevations of the prospect area range from 14,000 feet (4260 m.) to 17,000 feet (5180 m.).

The Santa Isabel property covers a well-mineralized dacitic porphyry intrusive complex with propylitic alteration and widely disseminated sulfide mineralization. Minerals explored for on this property include zinc, silver, lead, indium, copper, gold, antimony and molybdenum. During 1996 and 1997, the Company drilled 4,704 meters in 15 holes as part of reconnaissance exploration on the Santa Isabel porphyry system.  Drilling intersected vein swarms and disseminated sulfides hosting lead, zinc, silver, copper, gold, antimony and molybdenum. The significant intervals of zinc-lead-silver mineralization in a number of the holes, suggested the potential for bulk tonnage zinc, silver, lead targets on the property.  During 1998, an additional 2,537 meters of core drilling was completed on the Vera Cruz West Zone situated within the Candelaria concession which at that time was part of the Santa Isabel property.  Results for zinc, silver, lead and indium were encouraging, but declining prices for zinc and other metals through the year forced the Company to re-evaluate the priority of exploration on the Santa Isabel properties.  As a result, effective September 7, 1998, the Company abandoned its option on the Candelaria concession which covered a 200 hectare portion of the Santa Isabel property.  The Candelaria option agreement required the Company to make substantial cash payments to the owner and, in addition, assume certain debts of the owner related to this concession.  Although a significant portion of the work on the Santa Isabel property had been conducted on the Candelaria concession, management concluded that continuing with the Candelaria option agreement on the existing terms could not be justified.  The Company wrote off $1,551,099 deferred exploration cost related to the Candelaria concession in 1998.  In relation to the remaining portion of the Santa Isabel property, a further $2,113,801 of costs were written off in fiscal 2000 due to inactivity on the property.

The remaining portion of the Santa Isabel property consists of the Company's interest in 1,803 hectares of the Goya I/El Bonete concessions which are held under an agreement dated March 24, 1995 between Corporation Minera de Bolivia ("Comibol") and the Company's subsidiary, Samex S.A.  The agreement was subsequently amended by agreement registered under Transcript Number 408/97 dated November 12, 1997 (the "Comibol Agreement").  Under the terms of the amended Comibol Agreement, Samex S.A. is entitled to explore all or part of the property for a period of 6 years divided into three phases after which it is required to decide whether to enter into commercial production from all or a portion of the property.  If a favourable production decision is reached, Samex S.A. will have 3 years to commence production from the property after which it will be entitled to manage the joint venture project and will be required to pay a royalty to Comibol equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The Goya I/El Bonete concessions are also subject to a 1.2% Net Profits interest in favour of Robert Kell and Front Range Exploration Corp. based on Samex S.A.'s net profits interest in the property.

In order to earn its interest under the Comibol Agreement, Samex S.A. has completed:

a)

an initial payment of US $6.00 per Hectare ($14,124.00), which has been paid;

b)

during the first year, a payment of US $3.00 per Hectare ($7,062.00), which has been paid;

c)

during the first year, an additional payment of US $1,000.00/ month to March 1996, which has been paid;

d)

during the second year, an additional payment of US $2,000.00/ month from April 1996 through March 1997 (which has been paid); and

e)

a payment due March 1997 of US $100.00 per hectare on property retained for further exploration (US$180,300 was paid to retain 1,803 hectares); in addition, Samex S.A. was required to fulfill work commitments totaling US $1,140,000.00 during the first two years of the agreement, which requirement was fulfilled by March, 1997.

In order to maintain its rights under the Comibol Agreement, Samex S.A. is required to make a payment by April 11, 2000 of US $500.00 per hectare on property which Samex S.A. should decide to exploit (up to US $901,500 if all 1,803 hectares are retained).  This payment, which was due April 11, 2000, has not been made and, accordingly, the Company is now in default of its obligations under the Comibol agreement.   Comibol has not given notice of default or demanded payment and the Company is awaiting the outcome of negotiations with Comibol concerning an extension to the term of the Comibol agreement and payment date.  There is no assurance that the Company will obtain the extension sought on favourable terms or at all.  If the Company does not obtain an extension or other relief from payment, Comibol may be in a position to unilaterally terminate the Agreement, whereupon the Company would be liable to forfeit its entire interest in the property.

An oxide target with enriched silver values is present on a portion of the Santa Isabel property.  Here, prominent sulfide veins, intervals of vein swarms and disseminated sulfide, have been oxidized to depths of 100 meters or more.  Geologic mapping and IP geophysical surveys have outlined a sulfide mineralized body 1000 meters long by 900 meters wide beneath the oxide zone.   Dump material and surface rock-chip samples of oxide material positioned above the sulfide target contain 119.4 to 754.8 grams/metric ton silver with 1.82% to 8.0% lead, low zinc (0.12% to 27%), 0.054 to 1.233 grams/metric ton gold (most >0.200 grams/metric ton).  Some samples contain 0.23% to 0.50% antimony.  Further geologic mapping and rock-chip sampling would be needed to advance this target to a drill-ready status. The Company has not conducted any exploration on the Santa Isabel property since 1998.   In addition to the $1,551,099 deferred exploration cost written off in relation to the Candelaria concession in 1998, a further $2,113,801 of deferred costs were written off in fiscal 2000 due to inactivity on the remainder of the property.

Provided the Company is able to obtain an extension to its payment obligations under the Comibol Agreement on satisfactory terms, the Company intends to seek to enter a joint venture with a major company which is established in zinc, silver, indium and lead mining, refining and marketing in order to facilitate further exploration on the Santa Isabel Property.   The Santa Isabel Property is without a known body of commercial ore and activities to date have been exploratory in nature.   For additional details, see the following News Releases and/or comments:

First Quarter 2003 - for the period ending February 28, 2003 - No activity on the Santa Isabel Property

Second Quarter 2003 - for the period ending May 31, 2003 - No activity on the Santa Isabel Property - Still awaiting a response from COMIBOL concerning the extension of the term of the COMIBOL agreement

Third Quarter 2003 - for the period ending August 31, 2003 - No activity on the Santa Isabel Property

WALTER PROPERTY

The Walter property is located in Quijarro Province, Department of Potosi in Bolivia approximately 10 km north of the old El Asiento silver mining property.  It lies in the south-central part of the Bolivian Altiplano on the southern end of Frailes Mountains at elevations between 4,700 and 5,000 meters (15,400 to 16,400 feet). The property is accessible by dirt roads from Potosi (145 kilometers) and Uyuni (80 kilometers).  In addition, the railroad between La Paz, Bolivia and Antofagasto, Chile passes within 80 kilometers of the Walter property through the town of Rio Mulatos.  Electric power is available from the Planta Killpani about 30 kilometers northeast of the property.  Water is available for mining purposes from small lakes on or near the property.

The Company has not conducted exploration on the property since 1997 and is seeking either a buyer or a joint venture partner to further explore and exploit the Walter Project.  Located in the Altiplano of Bolivia, the Walter property is situated along a regional trend of deep-seated faults that served as conduits for the emplacement of veins and dacite porphyry intrusions.  The exploration objective is defining mineable reserves of gold, silver, lead, zinc, copper, arsenic and bismuth hosted within "Bolivian-style" polymetallic veins.  By  June 1997, the Company had completed a total of 2,842 meters of drilling and 1,700 meters of underground drifting in the Walter South zone.  The surface trace of veins combined with the lateral and vertical extent of the drilling and drifting indicates vein mineralization of approximately 2 million tonnes within the limited dimensions explored (see table below).

Mineralized Block	Approx. Tonnage	Gold, Silver, Copper, Lead, Zinc, Bismuth Mineralization Average Grade
Vein	Tonnes	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Bi %
Potosi	1,003,000	3.972	299.65	0.82	0.35	3.17	0.24
Pupusani v4	234,000	1.529	77.0	0.13	0.43	16.19	0.02
Pupusani v3	278,000	1.125	437.0	0.14	2.07	4.86	0.08
Pupusani v2	132,000	2.107	66.1	0.11	0.09	4.90	trace
Mercurio	190,000	2.200	228.0	0.48	1.30	24.65	0.06
Rica	67,000	10.174	-	-	-	-	-
Huancarani	63,000	12.650	-	-	-	-	-

Additional potential exists along the open-ended lateral and down-dip extents of these veins and other structures.  The Walter property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature.

Subsequent to the year ended November 30, 2001, claim holdings on the Walter Property were reduced from 4,710 hectares down to 910 hectares.  The property is held 100% by the Company's subsidiary, Bolivex S.A.   The Walter Mining Group concessions (910 hectares) were acquired by Bolivex from Minera Walter S.A. under a deed of transfer dated November 1, 1994, for a purchase price of US $500,000 (final payment completed in August 1998).  Patricio Kyllmann, a director of SAMEX, is also the President and a shareholder of Minera Walter S.A.

The Walter property is subject to a royalty payable to Minera Walter S.A. as follows: a 2% net sales royalty (defined as gross sales less the cost of smelting and sale) if the price of gold is up to US $500.00/ounce and 3% if the price of gold exceeds US $500.00.  Patent fees of approximately US $1.00 per hectare must be paid annually to maintain the mining concessions.  For additional details, see the following News Releases and/or comments:

First Quarter 2003 - for the period ending February 28, 2003 - No activity on the Walter Property

Second Quarter 2003 - for the period ending May 31, 2003 - No activity on the Walter Property

Third Quarter 2003 - for the period ending August 31, 2003 - No activity on the Walter Property

WARA WARA PROPERTY

The Wara Wara Property is located in the Altiplano region of southwestern Bolivia, at an elevation of 4,300 m (14,000 ft) and approximately 80 km northeast of the city of Potosi, where the world's largest silver deposit, Cerro Rico is situated.

SAMEX's exploration objective is to identify bulk-tonnage zinc-lead-silver mantos or sedex type ore bodies within the old Wara Wara mining district.  The property is positioned in a geologic/metallogenic belt that extends into Bolivia from northern Argentina where the large Aguilar and Esperanza lead-zinc-silver ore bodies (Comsur-Rio Tinto) are located.

Sampling the dumps of old workings on the Wara Wara property revealed that the grade of ore mined probably ranged between 15-25% zinc, 5-25% lead, 70-300 grams/metric ton silver, along with 2-5% copper from several mines where chalcopyrite locally occurs.  The workings are generally associated with narrow irregular veins, veined zones, and related localized mantos replacement within favorable stratigraphic intervals. The vein and mantos zinc-lead-silver mineralization occurs in a Silurian-Ordovician sequence of gray siltite and shale with prominent quartzite layers.  These prominent quartzite layers within the stratigraphic sequence are strongly altered (silicified with calc-silicate minerals) and sulfide mineralized with sphalerite and galena.

From 1996 through 2000, SAMEX conducted small exploration programs involving surveying, geologic mapping, sampling, geochemical analysis and 26 line-kilometers of IP geophysical surveys to advance the Wara Wara prospect.  A large IP chargeability anomaly, 3,000 meters long by 600 to 1,200 meters across, discovered within the concessions possibly represents significant zinc-lead-silver sulfide mineralization at depth.  No exploration has been conducted on the Wara Wara property since 2000.

The numerous drill targets on the Wara Wara property need to be further evaluated to better understand the depth position/dimensional extent of sulfide mineralization and possible complicating post-mineral faults.  This will also help in prioritizing the targets in order of importance.  SAMEX is eager to advance the Wara Wara prospect through a ten hole drill program, therefore a joint venture or private placement funding is being sought with major mining companies.  The Wara Wara Property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature.

The Wara Wara property consists of 3,875 hectares owned 100% by SAMEX's subsidiary, Emibol S.A.  The El Dorado concession (500 hectares) was acquired for US $500 pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A.  The Salvadora concession (46 hectares) was acquired from Careaga et al for US $9,000 pursuant to sale/transfer contract dated September 30, 1996.   The balance of the property was acquired by staking.  The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.  Patent fees of approximately US

 $1.00 per hectare must be paid annually to maintain the mining concessions.  For additional details, see the following News Releases and/or comments:

First Quarter 2003 - for the period ending February 28, 2003 - No activity on the Wara Wara Property

Second Quarter 2003 - for the period ending May 31, 2003 - No activity on the Wara Wara Property

Third Quarter 2003 - for the period ending August 31, 2003 - No activity on the Wara Wara Property

YARETANI PROPERTY

The Yaretani Property is located in the Altiplano region of southern Bolivia.  The prospect is approximately 10 airline kilometers south-southwest of Atocha and 11 airline kilometers west of the railroad station of Escoriani.  Access to the property from Potosi takes seven hours via dirt road through Uyuni and Atocha.  Surface elevations of the prospect area range from 13,590 feet (4140 m.) to 14,440 feet (4400 m.).  Wide mineralized/altered fault zones trend northwestward across the property at elevations below 14,440 feet (4400 m.).  The relatively gentle nature of the prospect area is well-situated for development of a large mine.  The surrounding area is more than adequate for necessary infrastructure for a large mining operation.  Adequate water for a mining operation is available from nearby rivers and basins.  High-tension electric power lines of the Bolivian national grid are 11 kilometers from the property.  The national railroad line from Uyuni to Tupiza is only 15 kilometers by road from the property to the rail station of Escoriani.

The exploration target at the Yaretani Property in Bolivia is sediment- and shear-hosted gold and antimony.  Gold and antimony are stratabound in folded units of black shale and siltite.  Shear-hosted gold and antimony occurs in two distinct structures as stockwork veining and disseminated in black shale. This gold-antimony sulfide bearing zone comes to surface as two parallel zones, the Salamanca Zone and the Triunfo Zone.  Veins and stockwork veining in this sulfide-rich shear were exploited for their high grade gold (10 to >30 grams/tonne) in numerous old shafts, tunnels and pits which are scattered along the 2.5+ kilometer surface trace of the zone.

In 1996, the Company completed a 2,288 meter drill program on the Yaretani property.  Stratabound (sediment-hosted) gold mineralization was discovered in two drill holes and in the old 100 meter-long Condor #2 Tunnel where samples of the shale/siltite from the tunnel's dump grade from 2.5 to 3.5 grams of gold per tonne.  Drill Hole 1A on the Salamanca Zone intersected stratabound mineralization at a drill depth between 187.7 and 200.8 meters.  The interval averaged 0.684 grams of gold/tonne over a true width of 10.3 meters including 1.735 grams per tonne over 2.83 meters.  Approximately 2000 meters northwest of Drill Hole 1A, Hole 4A intersected three closely spaced zones of sediment-hosted sulfides between a drilling depth of 31 to 67 meters.  This 37 meter interval averaged 0.61 grams gold per tonne including a 10 meter interval from 43 to 52 meters averaging 1.65 grams gold per tonne (0.052 oz./t).  The Company has not conducted any exploration on the Yaretani property since 1996.

Additional drilling is required to test for near surface, shear-hosted or stratabound gold exploitable by open-pit methods.  This program is subject to the availability of financing and/or an agreement with a joint venture partner.  The Yaretani Property is without a known body of commercial ore and the Company's activities to date have been exploratory in nature.

The Yaretani property consists of approximately 2280 hectares held 100% by SAMEX's subsidiary, Emibol S.A. The Company paid a total of US $79,600.00 in option and purchase payments under the Montano Option (dated October 20, 1994) to acquire the Yaretani Mining Group concessions, covering a 425 hectare portion of the property. Three additional concessions comprising approximately 295 hectares (San Alberto, Sucesivas San Alberto and Segundas Sucesivas San Alberto) were purchased for the sum of US $50,000.00 from A. Sivila et al by registered deed signed October 27, 1995 and registered December 7, 1995.  The balance of the property (1,600 hectares) was acquired pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A. for the purchase of the Rosario concessions for the sum of US$1,600.  The Yaretani property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.  Patent fees of approximately US $2.00 per hectare must be paid annually to maintain the mining concessions.  For additional details, see the following News Releases and/or comments:

First Quarter 2003 - for the period ending February 28, 2003 - No activity on the Yaretani Property

Second Quarter 2003 - for the period ending May 31, 2003 - No activity on the Yaretani Property

Third Quarter 2003 - for the period ending August 31, 2003 - No activity on the Yaretani Property

NEWS RELEASES

Following are News Releases over the past year providing a review of the Company's activities.

THIRD QUARTER 2002 - FOR THE PERIOD ENDED AUGUST 31, 2002

News Release No. 9-02 dated July 15, 2002

GENERATIVE EXPLORATION UPDATE

GOLD, SILVER PROSPECTS EVALUATED, CHILE - Since May, SAMEX has been visiting and evaluating numerous gold, silver prospects in Chile.  Of more than a dozen prospective areas reviewed thus far, four have been identified for possible option, acquisition, or staking.  Property title due diligence and option/purchase discussions have begun.  SAMEX has also established a legal presence in Chile and formed strategic relationships with key consultants who have added to, and enhanced the opportunities available to the Company.  Updates will be reported as appropriate.

SAMEX is one of the few exploration companies currently conducting generative activities in a number of these historically prospective mineral belts.  The Company is pleased with the quality of opportunities identified thus far, from both a geologic and a relational/operations aspect.  Management appreciates the shareholders patience as it attempts to maximize the exploration/acquisition head-start it has initiated in what is believed to be a renewed bull market in precious metals.

OPTION DROPPED ON ARGENTINA GOLD-SILVER PROSPECT - In May 2002, SAMEX signed a letter agreement concerning an option to purchase a gold-silver prospect in Argentina (see News Release No.8-02 dated May 8, 2002).  An initial payment of US$3,000 gave SAMEX the opportunity to conduct due diligence and a property visit in Argentina.  After visiting and evaluating the property, it was determined that the prospect did not meet the Company's exploration criteria.  SAMEX has decided not to proceed with the option and has terminated the agreement effective July 12, 2002.

FOURTH QUARTER 2002 - FOR THE PERIOD ENDED NOVEMBER 30, 2002

News Release No. 10-02 dated September 12, 2002

STOCK OPTIONS GRANTED - Subject to regulatory acceptance, SAMEX has granted new incentive stock options to purchase 275,000 shares at a price of $0.20 per share for a five year term expiring September 12, 2007.  Any shares issued on the exercise of the stock options will be subject to a four month Exchange hold-period from the date the stock options are granted.  175,000 of the options were granted to consultants related to SAMEX's ongoing exploration activities in the country of Chile.  100,000 of the options were granted to a director/officer of the Company.

News Release No. 11-02 dated October 4, 2002

SAMEX BUYS-BACK 40% JOINT VENTURE INTEREST IN ESKAPA PROPERTY, BOLIVIA - SAMEX has negotiated an agreement to restore its original 99% interest in the Eskapa property in Bolivia by purchasing-back the rights earned by International Chalice Resources Inc. ("Chalice") under the Eskapa Property Option Agreement.   Over the last several years, Chalice completed option payments to SAMEX totaling US $461,137 and earned the right to receive, upon formation of a joint venture, a 40% joint venture interest with respect to mineral operations on the Eskapa property.   SAMEX has arranged to purchase-back this right to a 40% interest from Chalice by:

a)

paying Chalice CDN $50,000 cash ($25,000 on signing and $25,000 by October 3, 2003) and;

b)

issuing 200,000 shares of SAMEX Mining Corp. to Chalice (subject to regulatory acceptance), and;

c)

granting Chalice a US $2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Pursuant to the buy-back agreement, the Eskapa Property Option Agreement with Chalice will terminate.  SAMEX will hold a 99% interest in any mining operations which may be established on the property, subject to Chalice's US $2,000,000 cash royalty.  SAMEX is looking forward to advancing the exploration at the Eskapa precious metal prospect.

News Release No. 12-02 dated November 12, 2002

SHARES ISSUED FOR BUY-BACK OF INTEREST IN ESKAPA PROPERTY - SAMEX has completed the buy-back of a 40% interest in the Eskapa Property, originally detailed in News Release No. 11-02 dated October 4, 2002.  SAMEX negotiated an agreement to restore its original 99% interest in the Eskapa property in Bolivia by purchasing-back the rights to a 40% interest that had been earned by International Chalice Resources Inc. ("Chalice") under the Eskapa Property Option Agreement.   SAMEX has issued 200,000 shares to Chalice as part of the consideration required in the Buy-Back Agreement.  The 200,000 shares (at a deemed price of $0.25 per share) were issued November 4, 2002 and are subject to a hold period until November 5, 2003.

STOCK OPTION GRANTED - Subject to regulatory acceptance, SAMEX granted an incentive stock option to purchase 50,000 shares at a price of $0.20 per share for a five year term expiring November 12, 2007.   The option was granted to a consultant related to SAMEX's ongoing exploration and acquisition activities in the country of Chile.

FIRST QUARTER 2003 - FOR THE PERIOD ENDED FEBRUARY 28, 2003

News Release No. 1-03 dated January 29, 2003

PURCHASE OF CONCESSIONS COVERING GOLD PROSPECTS - CHILE - SAMEX has entered into an agreement to purchase approximately 1,475 hectares (3,640 acres) of mineral concessions covering gold prospects in central Chile for US$50,000 cash (US$10,000 on execution of the agreement and, subject to title opinion due diligence, US$40,000 by February 28, 2003).  Dubbed the "El Zorro" district by SAMEX, the concessions are situated within a 16 square kilometer (6 square mile) area with numerous small abandoned mines and prospects on scattered gold occurrences.

Under the agreement, the vendor retains a back-in right to earn an interest in the property in the event that  SAMEX discovers a deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing SAMEX three times the expenditures incurred, and up to 51% interest by  expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.

SAMEX continues exploration work to identify and acquire additional quality precious metal prospects that meet the Company's specific exploration criteria.

SECOND QUARTER 2003 - FOR THE PERIOD ENDED MAY 31, 2003

News Release No. 2-03 dated March 7, 2003

SAMEX COMPLETES PURCHASE OF GOLD PROSPECT CONCESSIONS - CHILE - SAMEX has made the final payment required to complete the purchase of approximately 1,475 hectares (3,640 acres) of mineral concessions covering gold prospects in central Chile (see details of purchase agreement previously described in News Release No. 1-03 dated January 29, 2003).  SAMEX purchased the concessions for US$50,000 cash (US$10,000 on execution of the agreement, and a final payment of US$40,000 which has now been paid).

The concessions are situated within a 16 square kilometer (6 square mile) area with numerous small abandoned mines and prospects on scattered gold occurrences which SAMEX has dubbed, the "El Zorro" district.  SAMEX is reviewing and evaluating previous mining/exploration in the district in order to plan an exploration program with the objective of discovering bulk-tonnage, open-pittable gold deposits.

SAMEX continues exploration work to identify and acquire additional quality precious metal prospects that meet the Company's specific exploration criteria.

News Release No. 3-03 dated May 28, 2003

SAN PEDRO PRECIOUS METAL PROSPECT, EL ZORRO DISTRICT, CHILE - SAMEX has begun to evaluate its 100% owned San Pedro prospect, which is one of several multi-million ounce precious metal exploration targets within the recently acquired, El Zorro district in Chile.

The geologic setting of San Pedro is a gold-mineralized breccia body where sporadic small mining activity has been carried out since the early 1960's.  Initially, exploitation was via shafts and narrow workings exploiting higher grade zones.  Later production came from an irregular open cut that now measures +400-meters long, up to 70-meters across, and up to 20-meters deep.  Several declines were then driven down into the breccia body from the pit floor.  (See www.samex.com for pictures).

SAMEX has completed a first-pass, but thorough, evaluation of a data package provided by the previous owners from their intermittent exploration work carried out at the San Pedro gold prospect between 1979 and 1997.  This previous exploration work included: geologic mapping, rock-chip sampling, metallurgical test work, and a limited amount of reverse-circulation drilling in 1991.  The gold content of the breccia body is shown by the considerable number of rock-chip sample results (311 samples) to be variable (<0.010g/mt to 37.000 g/mt).  Mineralized material sampled typically contained 1.0 to 6.0 g/mt gold.  Their review of available production records showed the typical tenor of ore shipments to range between 6 to 8 grams/metric ton gold.  Metallurgical tests on bulk samples by the previous owners in 1983 found that 86% recovery of gold could be attained via simple grinding and cyanidization.

Dimensions of the area of exposed breccia outcrops are approximately 500 meters in length and 30 to 120 meters in width.  Based on the geologic mapping, distribution of mine workings, and drilling results, the exploration target at San Pedro is permissive for the discovery of greater than eight million cumulative metric tons of 2.70 g/mt gold per 100 meters of depth (+/-700,000 contained ounces).  The breccia body is open- ended at depth and may continue to the west beneath shallow cover for an additional 500 meters of strike length.  Outcrops, further west of the projected possible covered trace of the breccia, are cut by gold mineralized vein structures.  If present, the possible westward extent of the mineralized breccia would substantially increase the size of the exploration target and be permissive for the discovery of greater than 20 million metric tons per 100 meters of depth (+/-1,750,000 contained ounces).

The proposed initial exploration work by SAMEX will be focused on geological mapping, sampling/assaying and outlining the full extent of the breccia body beneath cover followed by a core drilling program of four to six HQ core holes to 200 meters depth each to initially test down into and across the gold-mineralized breccia.

The San Pedro exploration prospect, at El Zorro, is readily accessible from the paved Pan American highway (12kms) and is well situated for mining infrastructure being surrounded by low lying hills and rolling pampa.  SAMEX is working to secure exploration funding.

The vendor retains a back-in right to earn an interest in the property in the event that  SAMEX discovers a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing SAMEX three times the expenditures incurred, and up to 51% interest by  expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.  (See News Release No. 1-03)

News Release No. 4-03 dated May 29, 2003

BROKERED PRIVATE PLACEMENT - SAMEX has engaged Canaccord Capital Corporation to act as agent to place up to two million units at a price of $0.25 per unit, for total proceeds of up to $500,000 on a commercially reasonable efforts basis.  Each unit consists of one common share of SAMEX and one-half of a non-transferable share purchase warrant.  One full warrant shall entitle the holder thereof to purchase one additional common share at a price of $0.30 for a period of two years from the closing date.  The financing proceeds will be used for working capital, property acquisition and exploration on the Company's Chilean precious metal prospects.  Closing of the financing is subject to regulatory approval.

Canaccord will receive a commission of 8% of the gross proceeds of the financing, of which it may elect to receive 50% in units at a deemed price of $0.25 per share.  Canaccord will also receive agent's warrants equal to 20% of the number of private placement units exercisable for a one year period at $0.30, and an administration fee.

THIRD QUARTER 2003 - FOR THE PERIOD ENDED AUGUST 31, 2003

News Release No. 5-03 dated June 16, 2003

PRIVATE PLACEMENT COMPLETED - SAMEX has completed a brokered private placement in which Canaccord Capital Corporation acted as agent in the placement of two million units at a price of $0.25 per unit.  Each unit consists of one common share of SAMEX and one-half of one non-transferable share purchase warrant.  One full warrant entitles the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.  The 2,000,000 shares and 1,000,000 warrants were issued June 11, 2003 and are subject to a hold period until October 12, 2003.  The proceeds of the financing will be used for working capital, property acquisition and exploration on the Company's precious metal prospects in Chile.

Canaccord was paid an 8% commission comprised of $20,000 cash and 80,000 Agent's Units at a deemed price of $0.25 per unit, (with the same terms as the private placement units) each Agent's Unit consisting of one common share of SAMEX and one-half of one non-transferable share purchase warrant. One full warrant entitles the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.   The Agent's Units, comprised of 80,000 shares and 40,000 warrants, were issued to Canaccord on June 11, 2003 and are subject to a hold period until October 12, 2003.  In addition, Canaccord was issued  400,000 Agent's Warrants (20% of the 2,000,000 private placement units), each Agent's Warrant entitling the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.  Canaccord was also paid an administration fee of $5,000.

News Release No. 6-03 dated June 30, 2003

CONVERTIBLE NOTE/WARRANT AMENDMENTS - Subject to regulatory acceptance, SAMEX has agreed to amend the terms of an outstanding $200,000 CDN Convertible Note (dated July 31, 1998) as follows*: the term of the Convertible Note will be extended for one year to July 31, 2004, the conversion term will also be extended one year to June 30, 2004, and the conversion price will be amended to $0.30 per unit.  The outstanding Convertible Note principal may be converted, at the option of the holder, any time until June 30, 2004 into 666,667 units ("Note Units").  Each Note Unit consists of one common share of the Company and one non-transferable share purchase warrant (a "Note Warrant").  Each Note Warrant entitles the holder to purchase one additional common share of the Company at a price of $0.35 for one year from the date the Convertible Note is converted.  The interest accruing to July 31, 2003, the original maturity date, (approximately $107,725) will be paid to the holder on or before July 31, 2003.

During the one year extension, the Convertible Note will continue to bear interest at 9% per annum compounded annually, which will be accrued but not payable until July 31, 2004 (the new "Maturity Date"), or at 10% if the principal and interest remain unpaid after the Maturity Date.  If the Convertible Note is converted in whole or in part prior to June 30th, 2004, interest thereon will be reduced to 7%.  If the price of SAMEX shares trades above $0.45 for 15 (fifteen) consecutive trading days, SAMEX has the option of converting the Convertible Note into Note Units.

SAMEX has also agreed to extend the term of an outstanding warrant by one year.  The warrant entitles the holder to purchase 250,000 shares at a price of $0.40 per share if exercised during the term of the warrant which has been extended to June 30, 2004.

*NOTE: Subsequent to this news release, the TSX Venture Exchange recommended a minor revision to the announced amendments.  See News Release No. 7-03 dated August 7, 2003 for the revised terms.

News Release No. 7-03 dated August 7, 2003

CONVERTIBLE NOTE/WARRANT AMENDMENTS COMPLETED - The TSX Venture Exchange accepted the amended terms to an outstanding $200,000 Convertible Note (dated July 31, 1998) as follows: the Maturity Date of the Convertible Note will be extended for two years until July 31, 2005 (the "Maturity Date"); the conversion term will be extended for one year to June 30, 2004 (the "Expiry Date"), and the conversion price will be amended to $0.30 per unit (the "Conversion Price").  The outstanding Convertible Note principal may be converted, at the option of the holder, any time until June 30, 2004 into 666,667 units ("Note Units").  Each Note Unit consists of one common share of the Company and one non-transferable share purchase warrant (a "Note Warrant").  Each Note Warrant entitles the holder to purchase one additional common share of the Company at a price of $0.35 for a period of one year from the date the Convertible Note is converted.  Interest totaling $107,725 which had accrued to July 31, 2003 (the original maturity date), was paid to the note holder.

During the two year extension, the Convertible Note will continue to bear interest at 9% per annum compounded annually, which will be accrued but not payable until July 31, 2005 (the new "Maturity Date"), or at 10% if the principal and interest remain unpaid after the Maturity Date.  If the Convertible Note is converted in whole or in part prior to June 30th, 2004, interest thereon will be reduced to 7%.   At any time prior to the conversion Expiry Date of June 30, 2004, if the price of SAMEX shares trades above $0.45 for 15 (fifteen) consecutive trading days, SAMEX has the option to cause the Convertible Note to be converted into Note Units on the same terms and conditions as are applicable to the note holder.

The TSX Venture Exchange also consented to the extension of the expiry date of an outstanding warrant by one year.  The warrant entitles the holder to purchase 250,000 shares at a price of $0.40 per share if exercised during the term of the warrant which was extended to June 30, 2004.

(Proposed amendments to the Convertible Note and Warrant were originally announced in SAMEX News Release No. 6-03 dated June 30, 2003, but the TSX Venture Exchange subsequently recommended a minor revision.  This News Release dated August 7, 2003 incorporates the recommended revision.)

News Release No. 8-03 dated August 11, 2003

PRIVATE PLACEMENT- SAMEX has arranged a private placement of 844,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.40 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.40 per share if exercised at any time during the two year term of the warrant.  SAMEX has agreed to pay a 8% finder's fee (payable as 10,000 units) in relation to the placement of 125,000 of the units.   Four directors of SAMEX are placees for 595,000 units of the private placement.  The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.   The private placement is subject to regulatory acceptance.

SAMEX confirms that there are no material changes in the Company that have not previously been announced, though management has recently observed a dramatic shift in market perception and interest concerning gold and silver which appears to be turning investor's attention to companies mining or exploring for precious metals.

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the countries of Bolivia and Chile.  The Company focuses its exploration activities on the search for precious metal deposits.  SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable "hard assets".   In spite of lackluster precious metal prices of recent years, SAMEX has persistently maintained and declared its strong belief that gold prices are significantly undervalued, having been depressed due to manipulation of the US dollar price of gold.   For centuries, gold and silver were the true measure of value; an honest standard against which fiat currencies and other forms of money were measured.  Over the past half-century, popular financial and investment opinion has rejected precious metals as a "store of wealth" in favour of "paper wealth" like stocks, bonds, securities, debt instruments, futures,

derivatives, and paper currencies.   When confidence in paper assets is shaken again, gold and silver will increase in value as a highly sought-after form of wealth and honest money.  The Company's objective is to be well-positioned to benefit from increases in the value of gold and silver.

SUBSEQUENT TO THE THIRD QUARTER

News Release No. 9-03 dated September 3, 2003

OPTION ON ADDITIONAL CONCESSIONS IN EL ZORRO DISTRICT - CHILE - SAMEX has signed a letter of intent which will be the basis for a formal Option Agreement to acquire additional mineral concessions covering gold prospects in the El Zorro district in Chile.  Under the Option Agreement (to be completed within 60 days), SAMEX can acquire concessions covering approximately 220 hectares by making option payments totaling US$230,000 as follows:

i)

US$30,000 upon signing of the Option Agreement.

ii)

US$50,000 12 months from the date of signing the Option Agreement.

iii)

US$50,000 24 months from the date of signing the Option Agreement.

iv)

US$100,000 36 months from the date of signing the Option Agreement.

The concessions are subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  The concessions are subject to advance NSR Royalty payments to a maximum of US$500,000 payable as follows:

i)

US$100,000 50 months from the date of signing the Option Agreement.

ii)

US$100.000 62 months from the date of signing the Option Agreement.

iii)

US$100,000 74 months from the date of signing the Option Agreement.

iv)

US$100,000 86 months from the date of signing the Option Agreement.

v)

US$100,000 98 months from the date of signing the Option Agreement.

SAMEX has an option to buyout the Net Smelter Return Royalty at any time for US$1,800,000.

SAMEX has an exploration program underway within the El Zorro district, involving geologic mapping, sampling and assaying.  The El Zorro district is an area with numerous small abandoned mines and prospects on scattered gold occurrences. In addition to SAMEX's original acquisition in the El Zorro district, the Company has staked more than 1,600 hectares of concessions in the surrounding area.

News Release No. 10-03 dated September 19, 2003

PRIVATE PLACEMENT COMPLETED - SAMEX has completed a private placement of 859,000 units at a price of $0.40 per unit (originally announced as 844,000 units in News Release No. 8-03 dated August 11, 2003).  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $0.40 per share if exercised at any time during the two year term of the warrant which expires September 15, 2005.  The units (859,000 shares and 429,500 full warrants) were issued September 15, 2003 and are subject to a hold period until January 16, 2004.

SAMEX also issued 10,000 units (same terms as the private placement units) to Canaccord Capital Corporation as a finder's fee in relation to the placement of 125,000 units of the private placement.  The finder's fee units (10,000 shares and 5,000 full warrants) were issued September 15, 2003 and are subject to a hold period until January 16, 2004.

Four directors of SAMEX were placees for 595,000 units of the private placement.  The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.

CONVERTIBLE NOTE CONVERTED TO UNITS - DEBT ELIMINATED - Under the terms of an outstanding Convertible Note (the "Note"), SAMEX had the option to cause the note-holder to convert the Note into units if the price of SAMEX shares traded above $0.45 for 15 consecutive trading days.  This having occurred, SAMEX elected to have the $200,000 principal of the Note converted into 666,667 units at a price of $0.30 per unit as provided by the terms (see News Release No. 7-03) of the Note.   Each unit consists of one common share of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company at a price of $0.35 for a one year period expiring September 11, 2004.  The share/warrant units were issued to the note-holder on September 11, 2003.

Pursuant to the terms of the Note, the note-holder was paid $1,610.96 to cover 7% interest which had accrued on the note to September 11, 2003.  The interest payment and issue of the share/warrant units to the note-holder was full and complete satisfaction of the Note and effectively canceled the Note, eliminating SAMEX's debt.

News Release No. 11-03 dated September 25, 2003

FINAL PAYMENT COMPLETED - ESKAPA BUY-BACK AGREEMENT - SAMEX has completed the final payment of CDN $25,000 due under the buy-back of a 40% interest in the Eskapa property in Bolivia.  In October 2002, SAMEX restored its original 99% interest in the Eskapa property in Bolivia by purchasing-back the 40% joint venture rights earned by International Chalice Resources Inc. ("Chalice") under the Eskapa Property Option Agreement.  Pursuant to the buy-back agreement, SAMEX issued a $25,000 Promissory Note to Chalice to cover the final payment which was to be paid on or before October 3, 2003.  This $25,000 payment to Chalice has now been completed.

SAMEX holds a 99% interest in any mining operations which may be established on the Eskapa property, subject to a US $2,000,000 cash royalty (to be paid out of production) that was granted to Chalice under the terms of the buy-back agreement.

NEW "ROSETTA STONE" WEB PAGE SUMMARIZING ESKAPA EXPLORATION TO DATE

SAMEX has created a new web page, accessed through a link from the Company's web site at www.samex.com .  The new page provides easy access to technical and summary information distilled from the FORM 43-101F1 TECHNICAL REPORT, authored by SAMEX Vice President Exploration, Robert E. Kell.

SAMEX encourages its shareholders to take time to review the information which includes;

-ESKAPA "ROSETTA STONE" SUMMARY - ABSTRACT

-ESKAPA "ROSETTA STONE" SUMMARY - TECHNICAL

-Technical Figures 1 through 9 (each figure can be enlarged with your mouse)

-Proposed Drill Holes 1 through 8 (each cross-section can be enlarged with your mouse)

-A slide show of photos from Eskapa (each photo can be enlarged with your mouse)

SAMEX's exploration efforts at Eskapa have clearly produced a "Rosetta Stone" for understanding the precious-metal mineralization system at Cerro Eskapa and generated a solid geologic model to guide further exploration drilling.  Having now identified ten highly prospective mineralized structures and decided upon drill locations, SAMEX is looking forward to securing the funding to advance the exploration at the Eskapa prospect with the objective of discovering high-grade precious metal deposits.

News Release No. 12-03 dated October 22, 2003

PRIVATE PLACEMENT - SAMEX has arranged a private placement of 880,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.70 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.80 per share if exercised at any time during the two year term of the warrant.  The units will be subject to a four-month hold period.  SAMEX has agreed to pay an 8% finder's fee (payable as 38,000 units) in relation to the placement of 475,000 of the units.   The proceeds of the

private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.   The private placement is subject to regulatory acceptance.

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the countries of Chile and Bolivia.  The Company focuses its exploration activities on the search for precious metal deposits.  SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable "hard assets".   The Company's objective is to be well-positioned to benefit from increases in the value of gold and silver.

News Release No. 13-03 dated October 23, 2003

PRIVATE PLACEMENT - In addition to the private placement announced by SAMEX on October 22, 2003, the Company has also arranged a private placement with a Canadian institutional investor for 1,400,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.70 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.80 per share if exercised at any time during the two year term of the warrant.  The units will be subject to a four-month hold period.  SAMEX has agreed to pay an 8% finder's fee (payable by the issuance of 112,000 units) in relation to the placement of the 1,400,000 units.   The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.   The private placement is subject to regulatory acceptance.

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the countries of Chile and Bolivia.  The Company focuses its exploration activities on the search for precious metal deposits.  SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable "hard assets".   The Company's objective is to be well-positioned to benefit from increases in the value of gold and silver.

This report includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein

SAMEX MINING CORP.

#301 - 32920 Ventura Ave.

Abbotsford, BC  V2S 6J3  CANADA

TEL: (604) 870-9920

FAX: (604) 870-9930

WEB SITE: www.samex.com

October 29, 2003

BC Securities Commission

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC

V7Y 1L2

Dear Sirs:

RE:  Quarterly Report for SAMEX Mining Corp.

This is a Confirmation of Mailing regarding the SEDAR Filing of Form 51-901F Quarterly Report, Interim Financial Statements and Schedules B & C for the above referenced Company.  This report covers the period ended August 31, 2003 and has been approved by the Board of Directors and duly executed by two directors of the Company in accordance with your regulations.

WE HEREBY CERTIFY THAT a copy of the above referenced Quarterly Report was mailed, by the Company on October 29, 2003, to all shareholders who, pursuant to National Instrument 54-102, requested to receive the Company's interim financial statements and are listed on the Company's supplemental mailing list.

Thank you for your assistance in this matter.

Yours truly,

Per:   "Jeffrey P. Dahl"

Per:

"Larry D. McLean"

Jeffrey P. Dahl

  Larry D. McLean

President

  Vice President, Operations

/blm

cc:

TSX Venture Exchange - filed on SEDAR

Alberta Securities Commission - filed on SEDAR

Leschert & Company, Attn: Allen Leschert

Computershare Investor Services, Attn:  Ian Malcolm

Steel & Co., Attn: David Steele

Dale Dobson

US Securities Commission - filed on EDGAR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      "Larry D. McLean"

           Vice President, Operations

Dated:  October 23, 2003